NOTICES OF SPECIAL MEETINGS

and

NOTICE OF JOINT PETITION TO THE COURT OF QUEEN'S
BENCH OF ALBERTA

and

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD.,
PROVIDENT ENERGY RESOURCES INC., MIDNIGHT OIL EXPLORATION LTD.,
THE TRUST UNITHOLDERS OF PROVIDENT ENERGY TRUST
AND THE SHAREHOLDERS OF MIDNIGHT OIL EXPLORATION LTD.

May 10, 2010

May 10, 2010

Dear Unitholders:

You are invited to attend a special meeting (the "Provident Meeting") of holders of trust units ("Provident Units") of Provident Energy Trust ("Provident"), to be held in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 28, 2010.  At the Provident Meeting, you will be asked to consider, among other things, a proposed arrangement (the "Arrangement") involving Provident, Provident Energy Ltd., Provident Energy Resources Inc., Midnight Oil Exploration Ltd. ("Midnight"), the Provident unitholders and the holders of common shares ("Midnight Shares") of Midnight.

The Arrangement will result in the acquisition of Provident's oil and gas production business by Midnight for total consideration valued at approximately $460 million, consisting of cash and Midnight Shares, with Provident unitholders (excluding Provident unitholders who dissent) receiving 0.12225 Midnight Shares (on a post-consolidation basis as described below) for each Provident Unit held.  The cash proceeds of approximately $120 million, net of transaction costs, will be retained by Provident and directed towards repayment of long-term debt under Provident's revolving term credit facility.

As part of the Arrangement, Midnight Shares will also be consolidated on the basis of one post-consolidation Midnight Share for every ten pre-consolidation Midnight Shares and Midnight and Provident Energy Resources Inc. will amalgamate to form "Pace Oil & Gas Ltd.".  Upon completion of the Arrangement, Provident unitholders will hold approximately 81% and Midnight shareholders will hold approximately 19% of the issued and outstanding common shares (formerly Midnight Shares) of Pace Oil & Gas.

Following the Arrangement, Provident unitholders will continue to own Provident Units and Provident will continue to carry on its natural gas liquids midstream processing and marketing business.

Midnight is a Calgary based, junior energy company primarily focused on exploration, development and production in the Deep Basin portion of Northwest Alberta.  Midnight Shares are listed on the Toronto Stock Exchange under the symbol "MOX".  Midnight focuses on selected multi-zone, high-potential areas of the Western Canadian Sedimentary Basin primarily in the Deep Basin of Northwest Alberta.  Midnight's investment strategy is driven by a risk-balanced portfolio of high-potential resource exploration and development prospects and strategic acquisitions.

Pace Oil & Gas, the new combined company resulting from the Arrangement, will be a growth oriented, intermediate oil and gas exploration and production company focused on the Southern and Northwest regions of Alberta.  The shares of Pace Oil & Gas will trade on the Toronto Stock Exchange.  Pace Oil & Gas will be led by Midnight's existing management team.

The Arrangement requires the approval of 66⅔ percent of the votes cast by the Provident unitholders voting in person or by proxy at the Provident Meeting. The Arrangement also requires the approval of 66⅔ percent of the votes cast by the Midnight shareholders voting in person or by proxy at a special meeting of Midnight shareholders to be held on June 28, 2010.

i

Provident's financial advisor and strategic advisor have each provided our board of directors with a written opinion that, as of April 19, 2010, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the consideration to be received by the Provident unitholders pursuant to the Arrangement was fair, from a financial point of view, to the Provident unitholders.  Our board of directors, based upon its own review, including its consideration of the fairness opinions of our financial and strategic advisors, have unanimously concluded that the Arrangement is fair to Provident unitholders and is in the best interests of Provident and the Provident unitholders, and recommends that Provident unitholders vote in favour of the Arrangement.  Each member of the board of directors of Provident has entered into a support agreement and has agreed to vote all of his Provident Units in favour of the Arrangement.

The accompanying joint information circular and proxy statement of Provident and Midnight contains a detailed description of the Arrangement, as well as detailed information regarding Provident and Midnight.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Provident Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Provident Meeting.

On behalf of the directors of Provident, I would like to express our gratitude for the support the Provident unitholders have demonstrated with respect to our decision to move the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us throughout this process and for providing their support for the proposed Arrangement.

Yours very truly,
(Signed) "Douglas Haughey"
President and Chief Executive Officer
Provident Energy Ltd., the administrator of
Provident Energy Trust

May 10, 2010

Dear Shareholders:

You are invited to attend a special meeting (the "Midnight Meeting") of holders of common shares ("Midnight Shares") of Midnight Oil Exploration Ltd. ("Midnight"), to be held at the Sun Life Plaza Conference Centre, Sun Life Plaza, Second Floor, 140 - 4th Avenue S.W., Calgary, Alberta at 10:30 a.m. (Calgary time) on June 28, 2010. At the Midnight Meeting, you will be asked to consider, among other things, a proposed arrangement (the "Arrangement") involving Midnight, Provident Energy Trust ("Provident"), Provident Energy Ltd., Provident Energy Resources Inc., the Midnight shareholders and the holders of trust units of Provident ("Provident Units").

The Arrangement will result in the acquisition by Midnight of Provident's oil and gas production business for total consideration valued at approximately $460 million, consisting of cash and Midnight Shares, with Provident unitholders (excluding Provident unitholders who dissent) receiving 0.12225 Midnight Shares (on a post-consolidation basis as described below) for each Provident Unit held and Provident receiving approximately $120 million in cash.

As part of the Arrangement, Midnight Shares will also be consolidated on the basis of one post-consolidation Midnight Share for every ten pre-consolidation Midnight Shares and Midnight and Provident Energy Resources Inc. will amalgamate to form "Pace Oil & Gas Ltd.".  Upon completion of the Arrangement, Provident unitholders will hold approximately 81% and Midnight shareholders will hold approximately 19% of the issued and outstanding common shares (formerly Midnight Shares) of Pace Oil & Gas.

Provident's oil and gas production business includes oil and gas properties located primarily in the Province of Alberta.  Management believes the proposed Arrangement will allow Midnight shareholders and Provident unitholders to participate in a new, growth oriented, commodity balanced, intermediate producer.  Pace Oil & Gas, the new combined company resulting from the Arrangement, will have significant resource exposure and access to a suite of low-risk development opportunities.  Midnight's expansive Deep Basin resource opportunities and Provident's long-life, low decline assets will provide critical mass and cash flow to allow Pace Oil & Gas to aggressively exploit its prolific resource inventory.  The shares of Pace Oil & Gas will trade on the Toronto Stock Exchange.  Pace Oil & Gas will be led by Midnight's existing management team.

The Arrangement requires the approval of 66⅔ percent of the votes cast by the Midnight shareholders voting in person or by proxy at the Midnight Meeting. The Arrangement also requires the approval of 66⅔ percent of the votes cast by the Provident unitholders voting in person or by proxy at a special meeting of Provident unitholders to be held on June 28, 2010.

Midnight's financial advisor has provided our board with an opinion that as of May 10, 2010, the consideration offered by Midnight in connection with the Arrangement is fair, from a financial point of view, to Midnight shareholders.  Our board, based upon its own investigations, including its consideration of the fairness opinion of its financial advisor, has unanimously concluded that the Arrangement is fair to Midnight shareholders, and is in the best interests of Midnight and the Midnight shareholders, and recommends that Midnight shareholders vote in favour of the Arrangement.  The members of the board of directors and management of Midnight have each entered into a support agreement and have agreed to vote all of their Midnight Shares in favour of the Arrangement.

The accompanying joint information circular and proxy statement of Provident and Midnight contains a detailed description of the Arrangement, as well as detailed information regarding Provident and Midnight.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Midnight Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Midnight Meeting.

On behalf of the directors of Midnight, I would like to express our gratitude for the support you have given us over the years and ask that you continue that support as we move to complete the proposed Arrangement. We would also like to thank our employees, who have worked hard assisting us throughout this process and have placed us in a position to complete the proposed Arrangement.

Yours very truly,
(Signed) "Fred Woods"
President and Chief Executive Officer
Midnight Oil Exploration Ltd.

PROVIDENT ENERGY TRUST
NOTICE OF SPECIAL MEETING OF PROVIDENT UNITHOLDERS
to be held on June 28, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta to be dated May 10, 2010, a special meeting (the "Provident Meeting") of the holders ("Provident Unitholders") of trust units ("Provident Units") of Provident Energy Trust ("Provident") will be held in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 28, 2010, for the following purposes:

(i)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Provident Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 10, 2010 (the "Information Circular") to approve a plan of arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly described in the Information Circular; and

(ii)	to transact such further and other business as may properly be brought before the Provident Meeting or any adjournment thereof.

Specific details of the matters to be put before the Provident Meeting are set forth in the Information Circular.

The record date (the "Provident Record Date") for determination of Provident Unitholders entitled to receive notice of and to vote at the Provident Meeting is May 10, 2010. Only Provident Unitholders whose names have been entered in the register of Provident Units on the close of business on the Provident Record Date will be entitled to receive notice of and to vote at the Provident Meeting. Holders of Provident Units who acquire Provident Units after the Provident Record Date will not be entitled to vote such Provident Units at the Provident Meeting.

Each Provident Unit entitled to be voted at the Provident Meeting will entitle the holder to one vote at the Provident Meeting.

A Provident Unitholder may attend the Provident Meeting in person or may be represented by proxy. Provident Unitholders who are unable to attend the Provident Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Provident Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department by 9:00 a.m. (Calgary time) on June 24, 2010 or, if the Provident Meeting is adjourned, by 9:00 a.m. (Calgary time) on the second business day prior to the date of any adjournment of the Provident Meeting.

Pursuant to the Interim Order, registered holders of Provident Units have the right to dissent with respect to the Provident Arrangement Resolution as though the Provident Units were shares of a corporation and, if the Provident Arrangement Resolution becomes effective, to be paid the fair value of their Provident Units in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Provident Unitholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA is set forth in Appendix J to the Information Circular.

v

A dissenting Provident Unitholder must send Provident, c/o its counsel, Macleod Dixon llp, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4Н2, Attention: Jack McGillivray, a written objection to the Provident Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on June 24, 2010 or, in the case of any adjournment or postponement of the Provident Meeting, by 5:00 p.m. (Calgary time) on the second business day which is immediately preceding the date of the adjourned or postponed Provident Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Provident Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Provident Units are entitled to dissent.  Accordingly, a beneficial owner of Provident Units desiring to exercise the right to dissent must make arrangements for the Provident Units beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Provident Arrangement Resolution is required to be received by Provident or, alternatively, make arrangements for the registered holder of such Provident Units to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 10th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD., ON BEHALF OF PROVIDENT ENERGY TRUST

(Signed) "Douglas Haughey"
President and Chief Executive Officer
Provident Energy Ltd., the administrator of
Provident Energy Trust

MIDNIGHT OIL EXPLORATION LTD.
NOTICE OF SPECIAL MEETING OF MIDNIGHT SHAREHOLDERS
to be held on June 28, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta to be dated May 10, 2010, a special meeting (the "Midnight Meeting") of the holders ("Midnight Shareholders") of common shares ("Midnight Shares") of Midnight Oil Exploration Ltd. ("Midnight") will be held at the Sun Life Plaza Conference Centre, Sun Life Plaza, Second Floor, 140 – 4th Avenue S.W., Calgary, Alberta on June 28, 2010 at 10:30 a.m. (Calgary time) for the following purposes:

(i)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Midnight Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated May 10, 2010 (the "Information Circular") to approve a plan of arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly described in the Information Circular; and

(ii)	to transact such further and other business as may properly be brought before the Midnight Meeting or any adjournment thereof.

Specific details of the matters to be put before the Midnight Meeting are set forth in the Information Circular.

The record date (the "Midnight Record Date") for determination of Midnight Shareholders entitled to receive notice of and to vote at the Midnight Meeting is May 10, 2010. Only Midnight Shareholders whose names have been entered in the register of Midnight Shares on the close of business on the Midnight Record Date will be entitled to receive notice of and to vote at the Midnight Meeting. Holders of Midnight Shares who acquire Midnight Shares after the Midnight Record Date will not be entitled to vote such Midnight Shares at the Midnight Meeting.

Each Midnight Share entitled to be voted at the Midnight Meeting will entitle the holder to one vote at the Midnight Meeting.

A Midnight Shareholder may attend the Midnight Meeting in person or may be represented by proxy. Midnight Shareholders who are unable to attend the Midnight Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Midnight Meeting or any adjournment thereof.  To be effective, the proxy must be received by Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (or by facsimile at (403) 233-2857) by 10:30 a.m. (Calgary time) on June 24, 2010, or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting.

Registered Midnight Shareholders may use the Internet website at www.valianttrust.com to transmit their voting instructions.  Registered Midnight Shareholders should have the form of proxy in hand when they access the Internet website.  Registered Midnight Shareholders will be prompted to enter their Control Number, which is located on the form of proxy. If Registered Midnight Shareholders vote by Internet website, their vote must be received by 10:30 a.m. (Calgary time) on June 24, 2010 or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting.  The Internet website may be used to appoint a proxy holder to attend and vote on a Registered Midnight Shareholder's behalf at the Midnight Meeting, and at any adjournment thereof, and to convey a Registered Midnight Shareholder's voting instructions. Please note that if a Registered Midnight Shareholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment, a Registered Midnight Shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Registered holders of Midnight Shares have the right to dissent with respect to the Midnight Arrangement Resolution and, if the Midnight Arrangement Resolution becomes effective, to be paid the fair value of their Midnight Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Midnight Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA is set forth in Appendix J to the Information Circular.

A dissenting Midnight Shareholder must send to Midnight, с/о its counsel, Burnet, Duckworth & Palmer llp, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Т2Р 3N9, Attention: Chris von Vegesack, а written objection to the Midnight Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on June 24, 2010 or, in the case of any adjournment or postponement of the Midnight Meeting, by 5:00 p.m. (Calgary time) on the second business day which is immediately preceding the date of the adjourned or postponed Midnight Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Midnight Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Midnight Shares are entitled to dissent.  Accordingly, a beneficial owner of Midnight Shares desiring to exercise the right to dissent must make arrangements for the Midnight Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Midnight Arrangement Resolution is required to be received by Midnight or, alternatively, make arrangements for the registered holder of such Midnight Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 10th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF MIDNIGHT OIL EXPLORATION LTD.

(Signed) "Fred Woods"
President and Chief Executive Officer
Midnight Oil Exploration Ltd.

INSTRUCTIONS ON VOTING FOR PROVIDENT UNITHOLDERS

HOW TO VOTE:

Q.        How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered holder of trust units ("Provident Units") of Provident Energy Trust ("Provident").

You are considered to be a registered unitholder if your Provident Units are registered in your name and:

1.	You have a unit certificate; or

2.	You hold your Provident Units through direct registration in Canada or the United States.

You are considered to be a non-registered unitholder if your Provident Units are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED UNITHOLDERS:

As a registered unitholder, you may vote in one of several ways:

1.         Attend the Meeting

You are entitled to attend the meeting and cast your vote in person.  To vote Provident Units registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Computershare Trust Company of Canada authorizing you to do so.

or

2.         By Proxy

If you do not plan to attend the meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of Provident named in the proxy form to vote your Provident Units. You may convey your voting instructions as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions;

(ii)	By Mail – Indicate how you would like your Provident Units voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(iii)	By Telephone – Call the toll-free number located on the enclosed proxy form and follow the voice instructions; or

(b)	You have the right to appoint another person to attend the meeting (other than the persons designated in the proxy form) and vote your Provident Units on your behalf as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)
By Mail – Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your Provident Units voted.  Sign and return the completed proxy form in the envelope provided.

Your votes will only be counted if your appointee attends the meeting and votes on your behalf.

VOTING BY NON-REGISTERED UNITHOLDERS:

If you are a non-registered unitholder, you will receive a package directly from the intermediary who holds your Provident Units that will contain either:

(a)	A proxy registered as to the number of Provident Units beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered unitholder, you may vote in one of two ways:

1.         Attend the Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.         By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing the Provident management representatives named in the proxy form, or another person of your choice, to vote your Provident Units.  If you appoint someone other than the management representatives to vote your Provident Units, your votes will only be counted if your appointee attends the meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

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INSTRUCTIONS ON VOTING FOR MIDNIGHT SHAREHOLDERS

HOW TO VOTE:

Q.        How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered holder of common shares ("Midnight Shares") of Midnight Oil Exploration Ltd. ("Midnight").

You are considered to be a registered unitholder if your Midnight Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your Midnight Shares through direct registration in Canada or the United States.

You are considered to be a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED SHAREHOLDERS:

As a registered shareholder, you may vote in one of several ways:

1.         Attend the Meeting

You are entitled to attend the meeting and cast your vote in person.  To vote Midnight Shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Valiant Trust Company authorizing you to do so.

or

2.         By Proxy

If you do not plan to attend the meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of Midnight named in the proxy form to vote your Midnight Shares. You may convey your voting instructions as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)	By Mail – Indicate how you would like your Midnight Shares voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(b)	You have the right to appoint another person to attend the meeting (other than the persons designated in the proxy form) and vote your Midnight Shares on your behalf as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)
By Mail – Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your Midnight Shares voted.  Sign and return the completed proxy form in the envelope provided.

Your votes will only be counted if your appointee attends the meeting and votes on your behalf.

VOTING BY NON-REGISTERED SHAREHOLDERS:

If you are a non-registered shareholder, you will receive a package directly from the intermediary who holds your Midnight Shares that will contain either:

(a)	A proxy registered as to the number of Midnight Shares beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered shareholder, you may vote in one of two ways:
1.         Attend the Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.         By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing the Midnight management representatives named in the proxy form, or another person of your choice, to vote your Midnight Shares.  If you appoint someone other than the management representatives to vote your Midnight Shares, your votes will only be counted if your appointee attends the meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the
Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving
Provident Energy Trust, certain wholly-owned subsidiaries of Provident Energy Trust, Midnight Oil Exploration Ltd.,
the trust unitholders of Provident Energy Trust and the
shareholders of Midnight Oil Exploration Ltd.

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Provident Energy Trust ("Provident"), Provident Energy Ltd. ("PEL"), Provident Energy Resources Inc. ("PERI") and Midnight Oil Exploration Ltd. ("Midnight"), with respect to a proposed arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, с. В-9, as amended (the "ABCA"), involving Provident, PEL, PERI, Midnight, the holders (collectively, the "Provident Unitholders") of trust units of Provident, and the holders (collectively, the "Midnight Shareholders") of common shares of Midnight (Provident, PEL, PERI, Midnight, the Provident Unitholders and the Midnight Shareholders are collectively referred to as the "Arrangement Parties"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Provident and Midnight dated May 10, 2010, accompanying this Notice of Joint Petition. At the hearing of the Petition, Provident, PEL, PERI and Midnight intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the АВСА;

(c)
an order declaring that the registered Provident Unitholders and the registered Midnight Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order of the Court dated May 10, 2010;

(d)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the АВСА, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of such Act, with respect to the issuance of: (i) common shares of Midnight issuable to Provident Unitholders; and (ii) common shares of Pace Oil & Gas Ltd. issuable to Midnight Shareholders (including Midnight Shareholders who received their common shares of Midnight in exchange for trust units of Provident pursuant to the Arrangement), in each case pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 - 5th Street S.W., Calgary, Alberta, on the 29th day of June, 2010 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard.

Any Provident Unitholder, Midnight Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Provident Unitholder, Midnight Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Provident and Midnight on or before noon (Calgary time) on June 22, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such Provident Unitholder, Midnight Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Provident Unitholder, Midnight Shareholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service on Provident and Midnight is to be effected by delivery to the solicitors for Provident and the solicitors for Midnight at the respective addresses set out below.  If any Provident Unitholder, Midnight Shareholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any, further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Provident, PEL, PERI and Midnight and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Provident Unitholders and a meeting of Midnight Shareholders for the purpose of such Provident Unitholders and Midnight Shareholders voting upon a resolution to approve the Arrangement, and has directed that registered Provident Unitholders and Midnight Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Provident Unitholder, Midnight Shareholder or other interested party requesting the same by the under mentioned solicitors for Provident or Midnight upon written request delivered to such solicitors as follows:

Solicitors for Provident:	Solicitors for Midnight:

Macleod Dixon llp	Burnet, Duckworth & Palmer llp
3700, 400 - 3rd Avenue S.W.	1400, 350 - 7th Avenue S.W.
Calgary, Alberta Т2Р 4Н2	Calgary, Alberta Т2Р 3N9
Attention: Jack McGillivray	Attention: Chris von Vegesack

DATED at the City of Calgary, in the Province of Alberta, this 10th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD., ON BEHALF OF PROVIDENT ENERGY TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF MIDNIGHT OIL EXPLORATION LTD.

(Signed) "Douglas Haughey"	(Signed) "Fred Woods"
President and Chief Executive Officer	President and Chief Executive Officer
Provident Energy Ltd.	Midnight Oil Exploration Ltd.

JOINT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD.,
PROVIDENT ENERGY RESOURCES INC., MIDNIGHT OIL EXPLORATION LTD.,
THE TRUST UNITHOLDERS OF PROVIDENT ENERGY TRUST
AND THE SHAREHOLDERS OF MIDNIGHT OIL EXPLORATION LTD.

May 10, 2010

GENERAL INFORMATION

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of May 10, 2010 unless otherwise specifically stated.

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of: (i) the management of PEL for use at the Provident Meeting and any adjournment thereof; and (ii) the management of Midnight for use at the Midnight Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Provident contained in this Information Circular has been provided by Provident.  Midnight does not assume any responsibility for the accuracy or completeness of such information or the failure by Provident to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Midnight.

The information concerning Midnight contained in this Information Circular, including the information in Appendix G and the information attributable to the Midnight McDaniel Report, has been provided by Midnight.  Provident does not assume any responsibility for the accuracy or completeness of such information or the failure by Midnight to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Provident.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix D to this Information Circular. Securityholders are urged to read carefully the full text of the Plan of Arrangement.

Forward-looking Information

This Information Circular, including documents incorporated by reference herein, contains forward-looking information. All information other than statements of historical fact contained in this Information Circular constitute forward-looking information. Securityholders can identify many of these statements by looking for words such as "may" "believe", "expects" "will", "intends" "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology.  Forward-looking information includes, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Provident or Midnight; capital expenditures; estimated reserves; the amount and timing of the payment of the distributions of Provident; payout ratios; expectation of future production rates; access to credit facilities; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; the one-for-ten consolidation of Midnight Shares pursuant to the Arrangement; the anticipated benefits resulting from the Arrangement; and the making of applications and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking information is based on the estimates and opinions of Provident's and Midnight's management at the time the information is provided.

In addition, forward-looking information may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which this forward-looking information will occur. Forward-looking information is subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Provident and Midnight believe that the expectations represented in such forward-looking information is reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material.  Readers are cautioned that the foregoing list is not exhaustive.

Securityholders are further cautioned that the preparation of financial statements, including financial statements with respect to the COGP Business Unit in accordance with Canadian GAAP, requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Information relating to "reserves" or "resources" is deemed to be forward-looking information, as it involves the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Provident and Midnight.  Provident Unitholders and Midnight Shareholders are urged to carefully consider those factors.

The forward-looking information contained in this Information Circular and in the documents incorporated by reference herein is expressly qualified in its entirety by this cautionary statement. The forward-looking information included in this Information Circular and the documents incorporated by reference herein are made as of the date of such documents and Provident and Midnight undertake no obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Advice to Beneficial Holders of Provident Units and Midnight Shares

The information set forth in this section is of significant importance to many Securityholders, as a substantial number of Securityholders do not hold Provident Units or Midnight Shares in their own name. Securityholders who do not hold their Provident Units or Midnight Shares in their own name ("Beneficial Securityholders") should note that only proxies deposited by Securityholders whose names appear on the records of the registrar and transfer agent for Provident or Midnight, as the case may be, as Registered Holders can be recognized and acted upon at the applicable Meeting. If Provident Units or Midnight Shares are listed in an account statement provided to a Securityholder by a broker, then in almost all cases those Provident Units or Midnight Shares will not be registered in the Securityholder's name on the records of Provident or Midnight. Such Provident Units or Midnight Shares will more likely be registered under the name of the Securityholder's broker or an agent of that broker. In Canada, the vast majority of such Provident Units or Midnight Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Provident Units or Midnight Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Securityholder. Without specific instructions, the broker/nominees are prohibited from voting securities for their clients. Provident and Midnight do not know for whose benefit the Provident Units or Midnight Shares registered in the name of CDS & Co. are held. The majority of Provident Units or Midnight Shares held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Securityholders in advance of Securityholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Securityholders in order to ensure that their Provident Units or Midnight Shares are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Securityholder by its broker is identical to the form of Proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holder how to vote on behalf of the Beneficial Securityholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc, ("Broadridge")  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Provident Units or Midnight Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Provident Units or Midnight Shares to be represented at the applicable Meeting. А Beneficial Securityholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote securities directly at the Provident Meeting or the Midnight Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the applicable Meeting in order to have the securities voted.

Although you may not be recognized directly at the Provident Meeting or the Midnight Meeting for the purposes of voting Provident Units or Midnight Shares registered in the name of your broker or other intermediary, you may attend the Provident Meeting or the Midnight Meeting, as the case may be, as a proxyholder for the Registered Holder and vote your Provident Units or Midnight Shares in that capacity. If you wish to attend the applicable Meeting and vote your own Provident Units or Midnight Shares, you must do so as proxyholder for the Registered Holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Provident Meeting or the Midnight Meeting.

See "General Proxy Matters" in this Information Circular.

Non-Canadian GAAP Measures

This Information Circular and the documents incorporated by reference herein contain references to terms commonly used in the oil and gas industry and the trust sector. "Cash flow" or "cash flow from operations", "funds flow from operations", "distributable cash and income available for distribution", "cash-on-cash yield", "funds from operations", "funds from operations per share" and "netbacks" are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Cash flow, cash flow from operations, funds flow from operations or funds from operations are useful measures as they demonstrate the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of PEL and Midnight also use cash flow or funds flow from operations to analyze operating performance and leverage of Provident and Midnight, respectively. Cash flow, cash flow from operations or funds flow from operations per Provident Unit or Midnight Share is calculated using the basic and diluted weighted average number of securities for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price.

Investors are cautioned that cash flow or cash flow from operations, funds from operations, distributable cash and income available for distribution, cash-on-cash yield and funds flow from operations should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation of funds flow from operations to cash provided by operating activities can be found, in the case of Provident, in Provident's management's discussion and analysis in respect of the year ended December 31, 2009; and in the case of Midnight, the reconciliation of funds from operations to cash flow can be found in Midnight's management's discussion and analysis in respect of the year ended December 31, 2009, both of which documents are incorporated by reference in this Information Circular. Management's discussion and analysis of each of Provident and Midnight incorporated herein, also contains other terms such as "total debt", "net debt" and "netbacks", which are not recognized measures under Canadian GAAP. Management of Provident and Midnight believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt of Provident and Midnight, respectively, and secondly, the amount of revenues received after royalties, operating and transportation costs of Provident and Midnight, respectively. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income (loss) determined in accordance with Canadian GAAP as measures of performance. Provident's and Midnight's method of calculating these non-GAAP measures may differ from other entities, and, accordingly, may not be comparable to measures used by other entities.

Securityholders are also cautioned that any information concerning cash-on-cash yield represents a blend of return of the investor's initial investment and a return on the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Management of Provident also uses adjusted EBITDA (as defined below) to analyze the operating performance of the Midstream Business Unit.  Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this Information Circular and the documents incorporated by reference herein are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items ("adjusted EBITDA"). Provident uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  Provident believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from Provident to Provident Unitholders in such periods.

Information For United States Securityholders

The offer and sale of: (i) the Midnight Shares issuable to Provident Unitholders in exchange for their Provident Units; and (ii) the Pace Shares issuable to Midnight Shareholders (including Midnight Shareholders who received their Midnight Shares in exchange for Provident Units pursuant to the Arrangement) in exchange for their Midnight Shares, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act. Such securities will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The solicitation of proxies for the Provident Meeting and the Midnight Meeting are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Specifically, information concerning the operations of Provident and Midnight contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited historical financial and operating statements of Provident, Midnight and the COGP Business Unit included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "General Information — Presentation of Oil and Gas Reserves and Production Information" in this Information Circular.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Provident, PEL, PERI and Midnight are formed under the laws of the Province of Alberta, that most or all of their officers and directors and trustees, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Provident, PEL, PERI, Midnight and such other Persons are, or will be, located outside the United States.

The Pace Shares to be held by Securityholders upon completion of the Arrangement will generally be freely tradeable under the U.S. Securities Act, except by Persons who are "affiliates" of Pace Oil & Gas after the Arrangement or were "affiliates" of Midnight or PERI within 90 days prior to completion of the Arrangement.. See "The Arrangement — United States Securities Law Matters" in this Information Circular.

See "Certain U.S. Federal Income Tax Considerations for Provident Unitholders" and "Certain U.S. Federal Income Tax Considerations for Midnight Shareholders" for certain information concerning the tax consequences of the Arrangement for Provident Unitholders and Midnight Shareholders who are subject to United States federal taxation.

THE MIDNIGHT SHARES AND THE PACE SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Presentation of Oil and Gas Reserves and Production Information

All oil and natural gas reserve information contained or incorporated by reference in this Information Circular has been prepared and presented in accordance with NI 51-101.  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Information Circular.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Provident and Midnight have adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent.  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The preparation of oil and natural gas reserve information in accordance with NI 51-101 differs from the reserve disclosure requirements and practices in the United States.  The primary differences between the current U.S. requirements and the NI 51-101 requirements are that: (i) U.S. standards require disclosure of proved reserves and permits disclosure of probable and possible reserves, whereas NI 51-101 requires disclosure of proved and probable reserves and permits disclosure of possible reserves; and (ii) U.S. standards require that the reserves and related future net revenue be estimated using a historic constant price based on the average price for the 12-month period prior to the report, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices.  The definitions of proved and probable reserves under U.S. standards are also different than the definitions used in the COGE Handbook.

Certain terms used in this Information Circular are defined in the "Glossary of Terms".  Certain other terms used herein but not defined in the "Glossary of Terms" are defined in NI 51-101 and, unless the context requires, shall have the same meanings herein as in NI 51-101.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for U.S dollars, expressed in Canadian dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the Bank of Canada noon rate of exchange.

	Year Ended December 31
	2009	2008	2007
Rate at end of Period	$1.0466	$1.2246	$0.9881
Average rate during Period	$1.1420	$1.0660	$1.0748
High	$1.3000	$1.2969	$1.1853
Low	$1.0292	$0.9719	$0.9170

On May 10, 2010, the Bank of Canada noon rate of exchange for U.S. dollars, expressed in Canadian dollars, was U.S.$1.00 = $1.0246.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in "Summary Information".

"ABCA" means the Business Corporations Act, R.S.A. 2000, с. В-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means, with respect to Provident, any inquiry or the making of any proposal to Provident or the Provident Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Provident or the Provident Unitholders of 20% or more of the voting securities of Provident, or its Subsidiaries; (ii) any acquisition of COGP Business Unit assets of Provident or its Subsidiaries (other than the sale of immaterial assets in the ordinary course of business); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving Provident or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving Provident or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Midnight under the Arrangement Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (i) to (v) inclusive of this definition which may occur, arise or be taken which relate to or are in respect of the Midstream Business Unit or its assets shall not in any event constitute an Acquisition Proposal;

"AJM" means AJM Petroleum Consultants;

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"ARC" means Advance Ruling Certificate pursuant to section 102 of the Competition Act;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated April 19, 2010 among Provident, PEL and Midnight, as amended and restated on May 10, 2010, with respect to the Arrangement and all amendments thereto;

"Arrangement Resolution" means the Provident Arrangement Resolution or the Midnight Arrangement Resolution, as applicable;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Board" or "Board of Directors" means the board of directors of PEL or Midnight, as applicable;

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"Canadian GAAP" means Canadian generally accepted accounting principles as in effect from time to time;

"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"Cash Amount" means $120,000,000;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"Closing" means the closing on the Effective Date of the transactions contemplated by the Arrangement Agreement;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook;

"COGP Assets" means all of the issued and outstanding shares of PERI#2 and the COGP Debt Receivable;

"COGP Business Unit" means the Canadian oil and gas production business unit of Provident including the Petroleum and Natural Gas Rights described in the compact disc attached to the Provident Disclosure Letter and including all Tangibles and Miscellaneous Interests relating thereto;

"COGP Debt Receivable" means all amounts owing from PERI to Provident as at the Effective Time;

"COGP Percentage" means the percentage determined by dividing the Total Midnight Consideration Amount by the Trading Value of Provident;

"COGP Subsidiaries" means PERI, PALP, 1398850 Alberta Ltd. and the Meota 2000 Partnership;

"Commissioner" means the Commissioner of the Competition Bureau appointed under the Competition Act;

"Competition Act" means the Competition Act, R.S.C. 1985, с. С-34, as amended;

"Confidentiality Agreement" means the confidentiality agreements dated March 4, 2010 and March 15, 2010 between Provident and Midnight;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Depositary" means Valiant Trust Company;

"Dissenting Midnight Shareholders" means registered Midnight Shareholders who validly exercise Dissent Rights;

"Dissenting Provident Unitholders" means registered Provident Unitholders who validly exercise Dissent Rights;

"Dissenting Securityholders" means Dissenting Provident Unitholders and Dissenting Midnight Shareholders, collectively;

"Dissent Rights" means the right of a Registered Holder to dissent with respect to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order;

"Effective Date" means the date the Arrangement becomes effective under the ABCA;

"Effective Time" means the time prescribed by the ABCA for the Arrangement to be effective, which will be after the close of business on the Effective Date;

"Fairness Opinions" means, collectively, the Provident Fairness Opinions and the Midnight Fairness Opinion, copies of which are attached as Appendices Е and F, respectively, to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"GLJ Report" means the report prepared by GLJ dated February 26, 2010 and effective as at December 31, 2009, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Midnight as of December 31, 2009;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (с) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Information Circular" means this Joint Information Circular and Proxy Statement dated May 10, 2010, together with all appendices hereto, distributed by Provident and Midnight in connection with the Meetings;

"Interim Order" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Provident Meeting and the Midnight Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"Letter of Transmittal" means, in respect of the Midnight Shares, a letter of transmittal to be sent by the Depositary to each registered holder of Midnight Shares following the Effective Date;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries including changes in tax laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing to the other Party as of the date hereof; (v) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party; or (vi) in the case of Provident, any change that relates primarily to the Midstream Business Unit;

"McDaniel" means McDaniel & Associates Consultants Ltd.;

"McDaniel Report" means the report prepared by McDaniel, on behalf of Provident, dated March 1, 2010 and effective as at December 31, 2009, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of the COGP Business Unit as of December 31, 2009;

"Meeting" means either the Provident Meeting or the Midnight Meeting, as the context requires, and "Meetings" means the Provident Meeting and the Midnight Meeting;

"MI 61-101" means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions;

"Midnight" means Midnight Oil Exploration Ltd., a corporation incorporation under the ABCA;

"Midnight AIF" means the 2009 Annual Information Form of Midnight dated March 11, 2010 incorporated by reference into this Information Circular;

"Midnight Arrangement Resolution" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix B to this Information Circular to be voted upon by Midnight Shareholders at the Midnight Meeting;

"Midnight Board" means the board of directors of Midnight as it may be comprised from time to time;

"Midnight Closing Share Trading Price" means the weighted average trading price of the Midnight Shares on the TSX for the 10 day trading period ending on the third Business Day prior to the Effective Date;

"Midnight Dissent Cash Amount" means the amount determined by multiplying the COGP Percentage by the Provident Closing Unit Trading Price, and then multiplying that number by the number of Provident Units held by Provident Dissenting Unitholders;

"Midnight Fairness Opinion" means the opinion of National Bank dated May 10, 2010, a copy of which is attached as Appendix F to this Information Circular;

"Midnight Financial Advisors" means, collectively, National Bank and Cormark Securities Inc.;

"Midnight McDaniel Report" means the report prepared by McDaniel, on behalf of Midnight, dated April 20, 2010 and effective as at December 31, 2009, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of the COGP Business Unit as of December 31, 2009;

"Midnight Meeting" means the special meeting of Midnight Shareholders to be held to consider the Midnight Arrangement Resolution and related matters, and any adjournment thereof;

"Midnight Parties" means, collectively and taken as a whole, Midnight and any Subsidiary of Midnight, and "Midnight Party" means any one of them;

"Midnight Record Date" means the close of business on May 10, 2010;

"Midnight Shareholders" means the holders from time to time of Midnight Shares;

"Midnight Shares" means the common shares in the capital of Midnight, and where the context requires, means the commons shares in the capital of Pace Oil & Gas following the amalgamation of Midnight and PERI#2 upon completion of the Arrangement;

"Midnight Support Agreements" means the support agreements entered into by the directors and management of Midnight which agreements provide that, among other things, such Midnight Shareholders will vote in favour of the Arrangement;

"Midnight Termination Fee" means the applicable termination fee payable upon the occurrence of specified events, as described under "The Arrangement — Arrangement Agreement";

"Midstream Business Unit" means the natural gas liquids midstream processing and marketing business unit of Provident;

"Miscellaneous Interests" means, in respect of a particular Person, its and its Affiliates' entire right, title, estate and interest in and to all property, assets, interests and rights associated with, or used in connection with, the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles:

(a)	contracts and agreements;

(b)	records, files, reports, data and information, including seismic and other geological and geophysical data, well files, lease files, agreement files and production records;

(c)	surface rights and interests; and

(d)	wells, including the wellbores thereof and the casing therein;

"Morgan Stanley" means Morgan Stanley & Co. Incorporated, strategic advisor to Provident;

"National Bank" means National Bank Financial Inc., financial advisor to Midnight;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"Notice of Joint Petition" means the Notice of Joint Petition to the Court for the Final Order which accompanies this Information Circular;

"Notice of Meetings" means, collectively, the Notice of Special Meeting of Provident Unitholders and the Notice of Special Meeting of Midnight Shareholders which accompanies this Information Circular and "Notice of Meeting" means any one of them, as applicable;

"Numco" means 1527319 Alberta Ltd., a corporation incorporated under the ABCA, the sole shareholder of which is PERI;

"NYSE" means the New York Stock Exchange;

"Outstanding Number of Provident Units" means the number of Provident Units outstanding at the close of business on the Business Day immediately prior to the Effective Date less the number of Provident Units held by Provident Dissenting Unitholders;

"Pace Oil & Gas" means Pace Oil & Gas Ltd., the corporation resulting from the amalgamation of Midnight and PERI#2 pursuant to the Arrangement;

"Pace Shares" means the common shares in the capital of Pace Oil & Gas;

"PALP" means Provident Acquisition LP, a limited partnership formed under the laws of Alberta;

"Parties" means, collectively, the parties to the Arrangement Agreement, and "Party" means any one of them, or where implied by the context, means the Provident Parties or the Midnight Parties, as the case may be;

"PEL" means Provident Energy Ltd., a corporation incorporated under the ABCA;

"PERI" means Provident Energy Resources Inc., a corporation incorporated under the ABCA;

"PERI#2" means Provident Energy Resources Inc., the corporation resulting from the amalgamation of PERI and Numco pursuant to this Arrangement;

"PERI#2 Common Shares" means the common shares of PERI#2;

"PERI#2 Preferred Shares" means the preferred shares of PERI#2;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Petroleum and Natural Gas Rights" means, in respect of a particular Person, its and its Affiliates' entire right, title, estate and interest in:

(a)	rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from all lands located in Canada;

(b)
lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from lands located in Canada or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire any of the foregoing;

"Petroleum Substances" means all mines and minerals, including petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Pre-Closing Reorganization Transactions" means the transactions described as such in the Provident Disclosure Letter pursuant to which certain intercompany debts and royalties are to be dealt with prior to Closing;

"Provident" means Provident Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Provident Trust Indenture;

"Provident Advisors" means, collectively, TD Securities and Morgan Stanley;

"Provident AIF" means the 2009 Annual Information Form of Provident dated March 18, 2010 incorporated by reference into this Information Circular;

"Provident Arrangement Resolution" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Provident Unitholders at the Provident Meeting;

"Provident Board" means the board of directors of PEL as it may be comprised from time to time;

"Provident Closing Unit Trading Price" means the weighted average trading price of Provident Units on the TSX for the 10 day trading period ending on the third Business Day prior to the Effective Date;

"Provident Debenture Indenture" means the trust indenture dated as of March 1, 2005 as supplemented on November 15, 2005 between Provident, PEL and Computershare Trust Company of Canada, as debenture trustee, governing the terms of the Provident Debentures;

"Provident Debentures" means collectively, the Provident Initial 6.5% Debentures and the Provident Supplemental 6.5% Debentures;

"Provident Disclosure Letter" means the disclosure letter dated April 19, 2010 from Provident and PEL to Midnight;

"Provident Fairness Opinions" means collectively, the opinions of the Provident Advisors dated April 19, 2010, copies of which are attached as Appendix Е to this Information Circular;

"Provident Initial 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued March 1, 2005 pursuant to the Provident Debenture Indenture;

"Provident Internal Debt" means all amounts owing from PERI to Provident immediately preceding the Effective Time;

"Provident Internal Debt Note" means the non-interest bearing, unsecured demand note issued by PERI to Provident evidencing the Provident Internal Debt;

"Provident Meeting" means the special meeting of Provident Unitholders to be held to consider the Provident Arrangement Resolution and related matters, and any adjournment thereof;

"Provident Parties" means, collectively and taken as a whole, Provident, PERI and PEL, and "Provident Party" means any one of them;

"Provident Record Date" means the close of business on May 10, 2010;

"Provident Statement of Reserves" means Provident's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1 dated March 11, 2010;

"Provident Supplemental 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued November 15, 2005 pursuant to the Provident Debenture Indenture;

"Provident Support Agreements" means the support agreements entered into by the directors of PEL which agreements provide that, among other things, such Provident Unitholders will vote in favour of the Provident Arrangement Resolution at the Provident Meeting;

"Provident Termination Fee" means the applicable termination fee payable upon the occurrence of specified events, as described under "The Arrangement — Arrangement Agreement";

"Provident Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the Provident Trust Indenture;

"Provident Trust Indenture" means the trust indenture dated as of January 25, 2001 between a predecessor of the Provident Trustee and a predecessor of PEL, as such may be amended, supplemented or restated from time to time;

"Provident Unitholders" means the holders from time to time of Provident Units;

"Provident Units" means the trust units in the capital of Provident;

"Registered Holder" means the Person whose name appears on the register of Provident or Midnight, as applicable, as the holder of Provident Units or Midnight Shares;

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Restructured Internal Debt Note" means the non-interest bearing, unsecured demand note issued by Numco to Provident having a principal amount equal to the Total Midnight Consideration Amount;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means the Provident Units and/or Midnight Shares, as the case may be;

"Securityholders" means the holders from time to time of Provident Units and/or Midnight Shares, as the case may be;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Share Consideration Amount" means the amount determined by multiplying the Midnight Closing Share Trading Price by the number of Midnight Shares issued to Provident Unitholders pursuant to the Arrangement Agreement, and then multiplying the total of such amount by ten;

"Share Consideration Percentage" means the percentage determined by dividing the Share Consideration Amount by the Trading Value of Provident;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Midnight or Provident, as the case may be);

"Superior Proposal" has the meaning set forth under the heading "The Arrangement — Arrangement Agreement" in this Information Circular;

"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government; which taxes shall include; without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Provident or Midnight (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, с. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"TD Securities" means TD Securities Inc., financial advisor to Provident;

"Total Midnight Consideration Amount" means the Share Consideration Amount plus the Cash Amount plus the Midnight Dissent Cash Amount, less the amount of $2.00, representing the aggregate amount allocated to the PERI#2 Common Shares and the PERI#2 Preferred Shares;

"Trading Value of Provident" means the amount determined by multiplying the Provident Closing Unit Trading Price at the close of business on the Business Day immediately prior to the Effective Date, by the number of Provident Units outstanding at close of business on the Business Day immediately prior to the Effective Date;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

"United States" or "U.S." means the United States, as defined in Rule 902(1) under Regulation S.

ABBREVIATIONS, TERMS AND CONVERSIONS

In this Information Circular, the abbreviations and terms set forth below have the meanings indicated.

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bpd	barrels of oil per day	mcfd	thousand cubic feet per day
mmbbls	million barrels	mmcfd	million cubic feet per day
mmboe	million barrels of oil equivalent	bcfd	billion cubic feet per day
NGLs	natural gas liquids	mmbtu	million British Thermal Units
mbbls	thousand barrels	bblsd	barrels per day
mstb	thousand stock tank barrels of oil	mmcf	million cubic feet
mboe	thousand barrels of oil equivalent	m3	cubic metres
boed	barrels of oil equivalent per day	gj	gigajoule

Other
boe
means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified.  The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time

WTI	means West Texas Intermediate
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity
psi	means pounds per square inch

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950
bbls	U.S. gallons	42
mmbtu	gigajoules	1.0526

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Provident Meeting

The Provident Meeting will be held in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 28, 2010 for the purposes set forth in the accompanying Notice of Meeting. The business of the Provident Meeting will be: (i) to consider and vote upon the Provident Arrangement Resolution; and (ii) to transact such further and other business as may properly be brought before the Provident Meeting or any adjournment thereof. See "The Arrangement".

The Midnight Meeting

The Midnight Meeting will be held at the Sun Life Plaza Conference Centre, Sun Life Plaza, Second Floor, 140 - 4th Avenue S.W., Calgary, Alberta at 10:30 a.m. (Calgary time) on June 28, 2010 for the purposes set forth in the accompanying Notice of Meeting. The business of the Midnight Meeting will be: (i) to consider and vote upon the Midnight Arrangement Resolution; and (ii) to transact such further and other business as may properly be brought before the Midnight Meeting or any adjournment thereof. See "The Arrangement".

Background to the Arrangement

The Arrangement Agreement was the result of a broad and extensive strategic review process conducted by the Provident Board and the Midnight Board, with assistance from the financial advisors and legal counsel to each of Provident and Midnight.  This process ultimately led to the arm's length negotiation of the Arrangement Agreement and the resulting terms of the Arrangement between Provident and Midnight.  The background to the Arrangement, including a discussion of the Provident strategic review process, as well as the reasons of the Provident Board and the Midnight Board for their recommendations regarding the Arrangement are set forth in this Information Circular. See "Background to and Reasons for the Arrangement".

Anticipated Benefits of the Arrangement

Provident believes that there are a number of benefits to Provident Unitholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•
The Arrangement will allow Provident to focus its management and financial resources exclusively on the continued expansion and development of Provident as a pure play, cash distributing, natural gas liquids infrastructure and services entity;

•	The Arrangement provides significant cash proceeds to Provident to be used for repayment of long term debt under Provident's revolving term credit facility;

•	The Arrangement provides Provident Unitholders with the continued ability to participate in the opportunities associated with Provident as a natural gas liquids infrastructure and services entity; and

•
The Arrangement provides Provident Unitholders with an independent investment opportunity in Pace Oil & Gas (formerly Midnight), a company which will have significant resource exposure and access to a suite of low-risk development opportunities.

Midnight believes that there are a number of benefits to Midnight Shareholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•
The Arrangement will allow Midnight to focus it's management and financial resources on a new growth oriented, intermediate size oil and gas exploration and production company with greater oil weighting and a more diversified pro-forma oil and gas production estimated at approximately 13,000 boed with over 500 identified drilling locations covering a substantial resource inventory;

•	The Arrangement will create a company with a critical mass, capital program and anticipated cash flow to compete more effectively in the market place with a lower cost of capital;

•
The Arrangement provides Midnight Shareholders with an investment opportunity in a new company with significant resource exposure in the Deep Basin and access to a suite of low-risk development opportunities run by the existing management team of Midnight and additionally provides Midnight Shareholders the continued ability to participate in the opportunities previously identified by Midnight;

•
The Midnight Shares issuable in connection with the Arrangement should provide Midnight Shareholders with increased liquidity due to the larger market capitalization of the new company to be known as Pace Oil & Gas; and

•	The Arrangement is highly accretive on Midnight per share metrics and represents excellent value to the Midnight Shareholders in the context of recent transaction metrics.

See "Background to and Reasons for the Arrangement — Anticipated Benefits of the Arrangement".

Recommendations of the Boards of Directors of Provident and Midnight

The Provident Board has unanimously concluded that the Arrangement is fair to Provident Unitholders, is in the best interests of Provident and the Provident Unitholders and recommends that Provident Unitholders vote in favour of the Provident Arrangement Resolution.

Each of the members of the Provident Board has entered into a Provident Support Agreement, which agreement provides that, among other things, such directors will vote all of their Provident Units in favour of the Provident Arrangement Resolution.

The Midnight Board has unanimously concluded that the Arrangement is fair to Midnight Shareholders, is in the best interests of Midnight and the Midnight Shareholders and recommends that Midnight Shareholders vote in favour of the Midnight Arrangement Resolution.

Each of the members of the Midnight Board and the management of Midnight have entered into a Midnight Support Agreement, which agreement provides that, among other things, such directors and members of management will vote all of their Midnight Shares in favour of the Midnight Arrangement Resolution.

See "Background to and Reasons for the Arrangement — Recommendations of the Boards of Directors of Provident and Midnight".

Effect of the Arrangement

General

The Arrangement Agreement provides for the implementation of the Plan pursuant to which, on the Effective Date, Midnight will acquire the COGP Business Unit in exchange for total consideration valued at approximately $460 million.  The COGP Business Unit represents the Canadian oil and gas production business of Provident, which Provident and its predecessors have operated since the 1990's.

The total consideration for the COGP Business Unit consists of approximately $120 million in cash and approximately 32.4 million Midnight Shares (on a post-consolidation basis) valued at approximately $340 million, based on the 20 day weighted average trading price of Midnight Shares on the TSX of $1.05 as of April 19, 2010.  The closing price of the Midnight Shares on the TSX on April 19, 2010 was also $1.05.

Midnight will pay the cash proceeds to Provident and will transfer the Midnight Shares to Provident Unitholders in exchange for a portion of the Provident Units held by each Provident Unitholder.  See "The Arrangement — Effect of the Arrangement".

Effect on Provident Unitholders

In accordance with the Plan of Arrangement, Provident Unitholders will transfer a portion of their Provident Units to Midnight and will receive 0.12225 Pace Shares (formerly Midnight Shares on a post-consolidation basis) for each Provident Unit held.  The remaining Provident Units (other than Provident Units held by Dissenting Provident Unitholders) will be subdivided such that following the completion of the Arrangement, Provident Unitholders will continue to hold the same number of Provident Units as previously held immediately prior to the Arrangement.  As a result, certificates representing Provident Units prior to the Arrangement will continue to represent the same number of Provident Units following the Arrangement. See "The Arrangement — Details of the Arrangement", "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".

Effect on Midnight Shareholders

Midnight Shareholders will not receive any additional Midnight Shares and will not receive Provident Units pursuant to the Arrangement.  However, in accordance with the Arrangement, Midnight Shares will be consolidated on the basis of one post-consolidation Midnight Share for every ten pre-consolidation Midnight Shares and Midnight and PERI#2 will amalgamate to form "Pace Oil & Gas Ltd.".  See "The Arrangement — Details of the Arrangement".

Use of Cash Proceeds Realized by Provident

The consideration payable by Midnight to Provident under the Arrangement consists of $120 million in cash.  The cash proceeds received by Provident, net of transaction costs, will be directed towards repayment of long term debt under Provident's revolving term credit facility.  Provident Unitholders will not directly receive any portion of the cash proceeds in connection with the Arrangement and will only receive Pace Shares in exchange for a portion of their Provident Units.  See "The Arrangement — Effect of the Arrangement — Use of Cash Proceeds Realized by Provident".

Information Relating to the COGP Business Unit and Midnight

Provident's oil and gas production business includes oil and gas properties located primarily in the Province of Alberta.  Midnight is a natural gas and crude oil exploration, development and production company.  The primary activities of Midnight are focused in two core areas: the Peace River Arch and Red Earth, both located in Alberta.

Pace Oil & Gas, the newly created combined company resulting from the combination of Midnight with the COGP Business Unit, will have significant resource exposure and access to a suite of low-risk development opportunities.  Midnight's expansive Deep Basin resource opportunities and Provident's long-life, low decline assets will provide critical mass and cash flow to allow Pace Oil & Gas to aggressively exploit its prolific resource inventory.

See "Information Relating to the COGP Business Unit", Appendix G, "Midnight COGP Business Statement of Reserves Data and Other Oil and Gas Information" and Appendix I, "Pro Forma Consolidated Financial Statements of Pace Oil & Gas Ltd.".

Details of Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, a number of events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan. Essentially, these events will result in the acquisition of the COGP Business Unit by Midnight through, among other things, the transfer of the PERI#2 Common Shares and the PERI#2 Preferred Shares to Midnight, the issuance of Midnight Shares to Provident Unitholders, the payment of cash to Provident, the consolidation of the Midnight Shares, the subdivision of Provident Units and the amalgamation of PERI#2 and Midnight to form "Pace Oil & Gas Ltd." See "The Arrangement — Details of the Arrangement".

Pre-Arrangement Structures

The following diagram illustrates the simplified organizational structure of Provident and Midnight prior to the completion of the Arrangement.

Post-Arrangement Structures

The following diagram illustrates the simplified organizational structure of Provident and Midnight following the completion of the Arrangement and prior to the amalgamation of PERI#2 and Midnight to form Pace Oil & Gas.

Note:
(1)	Assumes: (i) the issuance of approximately 32.4 million Midnight Shares (on a post-consolidation basis); and (ii) no Dissent Rights are exercised.

The following diagram illustrates the organizational structure of Pace Oil & Gas following the completion of the Arrangement and the amalgamation of PERI#2 and Midnight to form Pace Oil & Gas.

Securityholder Approvals

Provident Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Provident Arrangement Resolution is not less than 66⅔% of the votes cast by Provident Unitholders, either in person or by proxy, at the Provident Meeting.  See "The Arrangement — Procedure for the Arrangement Becoming Effective" and "General Proxy Matters — Procedure and Votes Required".

Midnight Shareholders

Pursuant to the Interim Order, the number of votes required to pass the Midnight Arrangement Resolution is not less than 66⅔% of the votes cast by Midnight Shareholders, either in person or by proxy, at the Midnight Meeting.  See "The Arrangement — Procedure for the Arrangement Becoming Effective" and "General Proxy Matters — Procedure and Votes Required".

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "The Arrangement - Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on June 29, 2010 at 1:15 p.m. (Calgary time) at the Court House, 601 - 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.  See "The Arrangement — Court Approvals".

Other Regulatory Approvals

In addition to the approval of Provident Unitholders, Midnight Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See "The Arrangement — Other Regulatory Approvals".

Fairness Opinions

Provident retained the Provident Advisors as the exclusive financial and strategic advisors to Provident and the Provident Board in connection with the review of strategic alternatives for the COGP Business Unit. As part of this mandate, the Provident Advisors were each requested to provide the Provident Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Provident Unitholders pursuant to the Arrangement. The Provident Fairness Opinions each state that, as of April 19, 2010, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in each such opinion, in the opinion of the applicable Provident Advisor, the consideration to be received by the Provident Unitholders pursuant to the Arrangement was fair, from a financial point of view, to the Provident Unitholders.  The Provident Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entirety. See "The Arrangement — Provident Fairness Opinions" and Appendix Е, "Provident Fairness Opinions".

Midnight retained the Midnight Financial Advisors as the exclusive financial advisors to Midnight and the Midnight Board in connection with the purchase of the COGP Business Unit. As part of this mandate, National Bank was requested to provide the Midnight Board with its opinion as to the fairness to Midnight Shareholders, from a financial point of view, of the consideration offered by Midnight in connection with the Arrangement.  The Midnight Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of National Bank, as of May 10, 2010, the consideration offered by Midnight in connection with the Arrangement is fair, from a financial point of view, to the Midnight Shareholders.  The Midnight Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement — Midnight Fairness Opinion" and Appendix F, "Midnight Fairness Opinion".

Delivery of Pace Shares to Provident Unitholders

The record date for determination of Provident Unitholders entitled to receive Pace Shares (formerly Midnight Shares) pursuant to the Arrangement will be approximately seven Business Days following the Effective Date. Only Provident Unitholders whose names have been entered in the register of Provident Units on the close of business on this record date will be entitled to receive Pace Shares.  Provident will issue a press release following the Effective Date announcing the record date once it has been determined.

As soon as practicable following such record date, Midnight will cause to be issued to the registered Provident Unitholders, certificates representing the Pace Shares (formerly Midnight Shares, on a post-consolidation basis) issued pursuant to the Arrangement.  Registered Holders of Provident Units will not need to deliver the Letter of Transmittal to receive Pace Shares.  See "The Arrangement — Delivery of Midnight Shares to Provident Unitholders".

No Exchange of Certificates Representing Provident Units

Although each Provident Unitholder will transfer a portion of such holder's Provident Units to Midnight in exchange for Midnight Shares pursuant to the Plan of Arrangement, as a final step of the Arrangement, Provident Units will be subdivided on a basis which results in the number of Provident Units held by each Provident Unitholder following the Arrangement being equal to the number of Provident Units held by such Provident Unitholder immediately prior to the Arrangement.

As a result, no exchange of certificates representing Provident Units by Provident Unitholders will be necessary.  Provident Unitholders will continue to own the same number of Provident Units as previously owned immediately prior to the Arrangement and certificates representing Provident Units prior to the Arrangement will continue to represent the same number of Provident Units following the Arrangement.  See "The Arrangement — No Exchange of Certificates Representing Provident Units".

Procedure for Exchange for Post-Consolidation Midnight Share Certificates

As soon as practicable following the Effective Date, the Depositary will send to each Registered Holder of Midnight Shares, a Letter of Transmittal to be used by existing Midnight Shareholders to exchange certificates representing Midnight Shares for certificates representing the Pace Shares (on a post-consolidation basis).  In order for Midnight Shareholders to receive certificates representing Pace Shares upon completion of the Arrangement (formerly Midnight Shares, on a post-consolidation basis), each Registered Holder of Midnight Shares must deposit with the Depositary the duly completed Letter of Transmittal together with the certificates representing the Registered Holder's Midnight Shares and such other documents and instruments as the Depositary may reasonably require.  See "The Arrangement — Procedure for Exchange for Post-Consolidation Midnight Share Certificates".

Right to Dissent

Pursuant to the Interim Order, Dissenting Provident Unitholders have the right to dissent with respect to the Provident Arrangement Resolution by providing a written objection to the Provident Arrangement Resolution to Provident с/о its counsel, Macleod Dixon llp, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4Н2, Attention: Jack McGillivray, by 5:00 p.m. (Calgary time) on June 24, 2010, or in the case of any adjournment or postponement of the Provident Meeting, by 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Provident Meeting; provided that the Dissenting Provident Unitholder has not voted his or her Provident Units at the Provident Meeting, either by proxy or in person, in favour of the Provident Arrangement Resolution, the Dissenting Provident Unitholder exercises the Dissent Rights in respect of all of the Provident Units held by the Provident Unitholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Pursuant to the Interim Order, Dissenting Midnight Shareholders have the right to dissent with respect to the Midnight Arrangement Resolution by providing a written objection to the Midnight Arrangement Resolution to Midnight с/о its counsel, Burnet, Duckworth & Palmer llp, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Т2Р 3N9, Attention: Chris von Vegesack, by 5:00 p.m. (Calgary time) on June 24, 2010, or in the case of any adjournment or postponement of the Midnight Meeting, by 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Midnight Meeting; provided that the Dissenting Midnight Shareholder has not voted his or her Midnight Shares at the Midnight Meeting, either by proxy or in person, in favour of the Midnight Arrangement Resolution, the Dissenting Midnight Shareholder exercises the Dissent Rights in respect of all of the Midnight Shares held by the Midnight Shareholder, and such holder also complies with Section 191 of the АВСА, as modified by the Interim Order.

Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and J for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent. Accordingly, a Beneficial Securityholder desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Provident or Midnight, as the case may be, or alternatively, make arrangements for the Registered Holder of such Securities to dissent on such holder's behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Securities. See "The Arrangement — Right to Dissent".

It is a condition to the Arrangement that Provident Unitholders holding not more than 3% of the Provident Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. It is also a condition to the Arrangement that Midnight Shareholders holding not more than 3% of the Midnight Shares shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "The Arrangement — Arrangement Agreement — Conditions Precedent to the Arrangement".

Effect of the Arrangement on Provident Debentureholders

As at May 10, 2010, there was $99.0 million aggregate principal amount of Initial 6.5% Debentures outstanding and $150.0 million aggregate principal amount of Supplemental 6.5% Debentures outstanding.

The Arrangement does not result in a "change of control" of Provident.  As a result, Provident will continue to be responsible for all of the covenants and obligations in respect of the outstanding Provident Debentures and such debentures will continue to be listed for trading on the TSX following completion of the Arrangement.

The Interim Order provides that only Provident Unitholders and Midnight Shareholders are entitled to vote on the Arrangement at the Provident Meeting and Midnight Meeting, respectively.  Accordingly, holders of Provident Debentures who wish to vote on the Provident Arrangement Resolution or to exercise a right of dissent in respect of the Arrangement must, within the applicable time period, exercise their right to convert their Provident Debentures into Provident Units in accordance with the terms and conditions of the Debenture Indenture.

Following completion of the Arrangement, holders of Provident Debentures who exercise their conversion right will continue to receive Provident Units.  Adjustments to the conversion price of the Provident Debentures will be made in accordance with the terms of the Provident Debenture Indenture.  Holders of Provident Debentures who exercise their conversion rights following the completion of the Arrangement will not receive Pace Shares.  See "The Arrangement — Effect of the Arrangement on Provident Debentureholders".

Stock Exchange Listings

It is а mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the additional listing of the Pace Shares (formerly Midnight Shares) to be issued pursuant to the Arrangement. The TSX has conditionally approved the additional listing of the Pace Shares (formerly Midnight Shares) to be issued pursuant to the Arrangement, subject to Midnight fulfilling the requirements of such exchange.  The Pace Shares are expected to trade on the TSX under the symbol "PCE".  The Pace Shares will not be listed on any U.S. exchange.

The Provident Units and Provident Debentures will continue to be listed for trading on the TSX following completion of the Arrangement.  The Provident Units will also continue to be listed for trading on the NYSE following completion of the Arrangement.

Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Provident Unitholders and Midnight Shareholders with respect to the Arrangement.  See "Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

This Information Circular also contains a summary of the principal U.S. federal income tax considerations relevant to Provident Unitholders and Midnight Shareholders who are U.S. Holders.  See "Certain U.S. Federal Income Tax Considerations for Provident Unitholders" and "Certain U.S. Federal Income Tax Considerations for Midnight Shareholders".

Risk Factors

The following is a list of certain risk factors relating to the Arrangement which Provident Unitholders should consider before making a decision regarding approving the Provident Arrangement Resolution and which Midnight Shareholders should consider before making a decision regarding approving the Midnight Arrangement Resolution:

•	Provident and Midnight may fail to realize the anticipated benefits of the Arrangement;

•	There are risks relating to the integration of the COGP Business Unit and Midnight;

•	Provident and Midnight may not satisfy all regulatory requirements or obtain the necessary approvals for the Arrangement;

•	Provident and Midnight may be unable to obtain financing on acceptable terms, or at all, following the Arrangement; and

•	The amount of future distributions paid by Provident will not be guaranteed.

The risk factors summarized above are a list of certain risk factors relating to the Arrangement contained elsewhere in this Information Circular. See "Risk Factors".  Additional risk factors relating to the COGP Business Unit, Midnight and Provident are included in the Provident AIF and the Midnight AIF, which are incorporated by reference herein.  Provident Unitholders and Midnight Shareholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Provident undertook an extensive strategic review process from February 2008 until May 2009 in response to the Canadian federal Government's decision to implement a tax on income trust distributions effective January 2011.  As part of this strategic review process, Provident completed a number of strategic oil and gas asset dispositions in order to improve overall return on capital invested, lower overall production decline rates and increase operational efficiencies by concentrating its oil and gas asset base.  Since the conclusion of that process, Provident has continued to manage its portfolio of western Canadian crude oil and natural gas production assets with a focus on sustainability, cost competitiveness and value driven growth.

Following the conclusion of the formal strategic review process, Provident continued, in the normal course, to examine alternatives with respect to its upstream business.  Initial discussions between Midnight and Provident commenced on January 14, 2010.  Morgan Stanley and TD Securities were engaged by Provident in connection with its strategic process in 2008 and continued to provide advice from time to time since then on strategic alternatives, including the transaction with Midnight.

Each of the respective boards generally reviewed the prospect of a possible combination of the COGP Business Unit with Midnight at a number of meetings held during March and early April, 2010. At these meetings, the Midnight Board and the Provident Board both authorized senior members of management of Midnight and PEL, respectively, to proceed with negotiations with respect to a possible combination of the COGP Business Unit with Midnight.

National Bank was contacted by Midnight in January, 2010 to provide financial advice to Midnight with respect to the proposed transaction and was formally engaged on March 29, 2010 as one of Midnight's financial advisors.  On or about April 2, 2010, Cormark Securities Inc. was contacted by Midnight and also requested to provide financial advice to Midnight with respect to the proposed transaction.  On April 7, 2010, the Midnight Board met with management of Midnight and its legal advisors, Burnet, Duckworth & Palmer llp, to review the opportunity as it had developed to that time.  After receiving the presentation from management regarding the proposed terms of a possible purchase of the COGP Business Unit and related information regarding the COGP Business Unit, the Midnight Board authorized Midnight's senior officers to proceed with negotiations on the terms presented.  Cormark Securities Inc. was formally engaged as one of Midnight's financial advisors on April 16, 2010.  The Midnight Board subsequently met on April 19, 2010 with management of Midnight, its legal advisors, National Bank and Cormark Securities Inc. to thoroughly review the proposed opportunity.  At that meeting, National Bank and Cormark Securities Inc. provided the Midnight Board with financial advice regarding the proposed transaction and National Bank provided the Midnight Board with its verbal opinion that the consideration to be offered by Midnight in connection with the terms of the Arrangement was fair, subject to its review of the final form of documents effecting the Arrangement, from a financial point of view, to Midnight Shareholders.  After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement, the verbal fairness opinion of National Bank, the financial advice of National Bank and Cormark Securities Inc. and the Board's duties and responsibilities to Midnight Shareholders, the Midnight Board unanimously approved the execution of the Arrangement Agreement providing for the purchase of the COGP Business Unit, and concluded that the proposed transaction was in the best interests of Midnight and the Midnight Shareholders and was fair to the Midnight Shareholders, and resolved to recommend that the Midnight Shareholders vote their Midnight Shares in favour of the Arrangement.

The Provident Board met on March 11, 2010 with management of PEL and its legal advisors, Macleod Dixon llp, to review the opportunity as it had developed to that time. After receiving a thorough presentation from management of PEL regarding the proposed terms on which a possible combination of the COGP Business Unit with Midnight would be conducted and related information in respect of Midnight, the Provident Board authorized PEL's senior officers to proceed with negotiations on the terms presented. The Provident Board subsequently met on March 29, 2010 with management of PEL, its legal advisors and TD Securities to further discuss the potential transaction with Midnight.  The Midnight Management and technical team made a detailed presentation to the Provident board of directors on April 7, 2010 with respect to the assets of Midnight, the benefits of the combination and certain plans for the potential combined entity.  At another Provident Board Meeting held on April 19, 2010, each of TD Securities and Morgan Stanley made a detailed presentation to the Provident Board with respect to the financial aspects of the proposed business combination. At the conclusion of its presentation, each of TD Securities and Morgan Stanley provided the Provident Board with its verbal opinion, subsequently confirmed in writing, that as of April 19, 2010, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their respective opinions, the consideration to be received by the Provident Unitholders pursuant to the Arrangement was fair, from a financial point of view, to the Provident Unitholders. The Provident Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of the draft Arrangement Agreement. After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Arrangement Agreement and its duties and responsibilities to Provident Unitholders and others, the Provident Board unanimously approved the execution of an arrangement agreement providing for the combination of the COGP Business Unit with Midnight, and concluded that the proposed transaction was in the best interests of Provident and the Provident Unitholders, was fair to the Provident Unitholders, and resolved to recommend that the Provident Unitholders vote their Provident Units in favour of the Arrangement.

On the evening of April 19, 2010, Provident, PEL and Midnight entered into the Arrangement Agreement providing for the proposed Arrangement and the transaction was publicly announced. In addition, effective as of April 19, 2010, the directors of Provident entered into the Provident Support Agreements and the directors and management of Midnight entered into the Midnight Support Agreements.

Anticipated Benefits of the Arrangement

Provident believes that there are a number of benefits to Provident Unitholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•
The Arrangement will allow Provident to focus its management and financial resources exclusively on the continued expansion and development of Provident as a pure play, cash distributing, natural gas liquids infrastructure and services entity;

•	The Arrangement provides significant cash proceeds to Provident to be used for repayment of long term debt under Provident's revolving term credit facility;

•	The Arrangement provides Provident Unitholders with the continued ability to participate in the opportunities associated with Provident as a natural gas liquids infrastructure and services entity; and

•
The Arrangement provides Provident Unitholders with an independent investment opportunity in Pace Oil & Gas (formerly Midnight), a company which will have significant resource exposure and access to a suite of low-risk development opportunities.

Midnight believes that there are a number of benefits to Midnight Shareholders which are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•
The Arrangement will allow Midnight to focus it's management and financial resources on a new growth oriented, intermediate size oil and gas exploration and production company with greater oil weighting and a more diversified pro-forma oil and gas production estimated at approximately 13,000 boed with over 500 identified drilling locations covering a substantial resource inventory;

•	The Arrangement will create a company with a critical mass, capital program and anticipated cash flow to compete more effectively in the market place with a lower cost of capital;

•
The Arrangement provides Midnight Shareholders with an investment opportunity in a new company with significant resource exposure in the Deep Basin and access to a suite of low-risk development opportunities run by the existing management team of Midnight and additionally provides Midnight Shareholders the continued ability to participate in the opportunities previously identified by Midnight;

•
The Midnight Shares issuable in connection with the Arrangement should provide Midnight Shareholders with increased liquidity due to the larger market capitalization of the new company to be known as Pace Oil & Gas; and

•	The Arrangement is highly accretive on Midnight per share metrics and represents excellent value to the Midnight Shareholders in the context of recent transaction metrics.

Recommendations of the Boards of Directors of Provident and Midnight

The Provident Board has unanimously concluded that the Arrangement is fair to Provident Unitholders, is in the best interests of Provident and the Provident Unitholders and recommends that the Provident Unitholders vote in favour of the Provident Arrangement Resolution.

Each of the members of the Provident Board has entered into a Provident Support Agreement, which agreement provides that, among other things, such directors will vote all of their Provident Units in favour of the Provident Arrangement Resolution.

The Midnight Board has unanimously concluded that the Arrangement is fair to Midnight Shareholders, is in the best interests of Midnight and the Midnight Shareholders and recommends that the Midnight Shareholders vote in favour of the Midnight Arrangement Resolution.

Each of the members of the Midnight Board and the management of Midnight have entered into a Midnight Support Agreement, which agreement provides that, among other things, such directors and members of management will vote all of their Midnight Shares in favour of the Midnight Arrangement Resolution.

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement Agreement provides for the implementation of the Plan pursuant to which, on the Effective Date, Midnight will acquire the COGP Business Unit in exchange for total consideration valued at approximately $460 million.  The COGP Business Unit represents the Canadian oil and gas production business of Provident, which Provident and its predecessors have operated since the 1990's.

The total consideration for the COGP Business Unit consists of approximately $120 million in cash and approximately 32.4 million Midnight Shares (on a post-consolidation basis) valued at approximately $340 million, based on the 20 day weighted average trading price of Midnight Shares on the TSX of $1.05 as of April 19, 2010.  The closing price of the Midnight Shares on the TSX on April 19, 2010 was also $1.05.

Midnight will pay the cash proceeds to Provident and will transfer the Midnight Shares to Provident Unitholders in exchange for a portion of the Provident Units held by each Provident Unitholder.

Effect on Provident Unitholders

In accordance with the Plan of Arrangement, Provident Unitholders will transfer a portion of their Provident Units to Midnight and will receive 0.12225 Pace Shares (formerly Midnight Shares on a post-consolidation basis) for each Provident Unit held.  The remaining Provident Units (other than Provident Units held by Dissenting Provident Unitholders) will be subdivided such that following the completion of the Arrangement, Provident Unitholders will continue to hold the same number of Provident Units as previously held immediately prior to the Arrangement.  As a result, certificates representing Provident Units prior to the Arrangement will continue to represent the same number of Provident Units following the Arrangement.

See "The Arrangement — Details of the Arrangement", "Canadian Federal Income Tax Considerations" and, "United States Federal Income Tax Considerations".

Effect on Midnight Shareholders

Midnight Shareholders will not receive any additional Midnight Shares and will not receive Provident Units pursuant to the Arrangement.  However, in accordance with the Arrangement, Midnight Shares will be consolidated on the basis of one post-consolidation Midnight Share for every ten pre-consolidation Midnight Shares and Midnight and PERI#2 will amalgamate to form "Pace Oil & Gas Ltd.".  See "The Arrangement — Details of the Arrangement".

Use of Cash Proceeds Realized by Provident

The consideration payable by Midnight to Provident under the Arrangement consists of $120 million in cash.  The cash proceeds received by Provident, net of transaction costs, will be directed towards repayment of long term debt under Provident's revolving term credit facility.  Provident Unitholders will not directly receive any portion of the cash proceeds in connection with the Arrangement and will only receive Pace Shares in exchange for a portion of their Provident Units.

Details of the Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan:

Internal Provident Transactions

(a)	The Provident Internal Debt shall be restructured as follows:

(i)	Provident shall transfer the Provident Internal Debt Note to Numco in consideration for the Restructured Internal Debt Note; and

(b)	PERI and Numco shall be amalgamated and continued as one corporation, PERI#2;

Consolidation of Midnight Shares

(c)	The Midnight Shares shall be consolidated on the basis of one pre-consolidation Midnight Share for each 10 post-consolidation Midnight Shares;

Amendments to the Provident Trust Indenture and Other Constating Documents

(d)	The Provident Trust Indenture and other constating documents of Provident, PEL and PERI shall be amended:

(i)	to enable the Provident Units held by Dissenting Provident Unitholders to be transferred to Provident, as of the Effective Date, in accordance with the terms of the Plan, pursuant to item (e) below;

(ii)
to enable the Share Consideration Percentage of the Provident Units held by each Provident Unitholder, (other than Dissenting Provident Unitholders), to be exchanged with Midnight, as of the Effective Date in accordance with item (f) below; and

(iii)	otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Provident Unitholders

(e)
The Provident Units held by Dissenting Provident Unitholders shall be deemed to have been transferred to Provident (free of any claims) and such Dissenting Provident Unitholders shall cease to have any rights as Provident Unitholders in respect of the Provident Units held by such Dissenting Provident Unitholders, other than the right to be paid the fair value of the Provident Units held by such Provident Unitholders which shall be transferred to Provident in accordance with the Plan;

Acquisition of Provident Units by Midnight in Exchange for Midnight Shares

(f)
Midnight shall acquire and be deemed to acquire the Share Consideration Percentage of the Provident Units held by each Provident Unitholder (other than Dissenting Provident Unitholders) in exchange in aggregate for such number of Midnight Shares as determined by multiplying the Outstanding Number of Provident Units by 0.12225 and upon such acquisition such Midnight Shares shall be distributed by Midnight to the former holders of the Provident Units transferred to Midnight on a pro rata basis;

Repurchase of Provident Units

(g)
Midnight shall transfer the Cash Amount and the Midnight Dissent Cash Amount to Provident in exchange for a portion of the Restructured Internal Debt Note equal in amount  to the total of the Cash Amount and the Midnight Dissent Cash Amount;

(h)
Midnight shall transfer the Provident Units acquired by Midnight in item (f) above to Provident, in exchange for: (i) the balance of Restructured Internal Debt Note not transferred in item (g) above; (ii) the PERI#2 Common Shares; and (iii) the PERI#2 Preferred Shares, with $1.00 of such consideration being allocated to the PERI#2 Common Shares and $1.00 of such consideration being allocated to the PERI#2 Preferred Shares;

(i)	The Provident Units acquired by Provident in item (h) above shall be cancelled;

Provident Unit Split

(j)
The Provident Units, (other than the Provident Units held by Dissenting Provident Unitholders) shall be split on such basis as has the effect of resulting in the number of Provident Units held by each Provident Unitholder immediately prior to the Arrangement, equal to the number of Units held by such Provident Unitholder immediately following the Arrangement;

Amalgamation of Midnight and PERI#2

(k)	Midnight and PERI#2 shall be amalgamated and continued as one corporation, "Pace Oil & Gas Ltd.".

Pre-Arrangement Structures

The following diagram illustrates the simplified organizational structure of Provident and Midnight prior to the completion of the Arrangement.

Post-Arrangement Structures

The following diagram illustrates the simplified organizational structure of Provident and Midnight following the completion of the Arrangement and prior to the amalgamation of PERI#2 and Midnight to form Pace Oil & Gas.

Note:
(1)	Assumes: (i) the issuance of approximately 32.4 million Midnight Shares (on a post-consolidation basis); and (ii) no Dissent Rights are exercised.

The following diagram illustrates the organizational structure of Pace Oil & Gas following the completion of the Arrangement and the amalgamation of PERI#2 and Midnight to form Pace Oil & Gas.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Provident and Midnight and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants

Under the Arrangement Agreement, each of Midnight, Provident and PEL has agreed to certain mutual covenants as follows:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c)
to effect all necessary registrations and filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement, and each of Midnight and Provident will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Midnight and PEL, subject in all cases to the Confidentiality Agreement.

Provident's Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, Provident has agreed to certain non-solicitation covenants as follows:

(a)
Provident shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Provident relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)
Provident Parties shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do any of the following:

(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)
participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal;

(iii)
subject to the terms of the Arrangement Agreement, waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to the COGP Business Unit, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, Provident and its officers, directors and advisers may:

(i)
enter into or participate in discussions and negotiations with and enter into agreements with third parties in respect of a possible transaction or transactions relating to or involving its Midstream Business Unit; or

(ii)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Provident or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Midnight as set out below), may furnish to such third party information concerning Provident and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an Acquisition Proposal which the Provident Board determines: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) would, or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for Provident Unitholders than the transaction contemplated by the Arrangement Agreement; and (3) that the taking of such action is necessary or advisable for the Provident Board in the discharge of its fiduciary duties (a "Superior Proposal"); and

(B)
Provident shall provide prompt notice to Midnight to the effect that it is furnishing information to, or entering into or participating in discussions or negotiations with, such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to Midnight, copies of all information provided to such third party promptly after the provision of such information to such third party, and provided further that Provident shall notify Midnight of any inquiries, offers or proposals with respect to a Superior Proposal (which notice shall include a description of the material terms of any such proposal and any amendments or supplements thereto), within 48 hours of the receipt thereof, and shall keep Midnight informed of the status of any such inquiry, offer or proposal; or

(iii)
comply with Multilateral Instrument 62-104, Take-over Bids and Issuer Bids relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the Provident Unitholders; and

(iv)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (i) the Provident Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of outside counsel, that the taking of such action is necessary or advisable for the Provident Board in the discharge of its fiduciary duties; and (ii) Provident complies with its obligations set forth in the Arrangement Agreement, and terminates the Arrangement Agreement in accordance with its terms.

(c)
Provident shall give Midnight, at least 48 hours advance notice of any decision by the Provident Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Provident Board has determined that such Acquisition Proposal constitutes a Superior Proposal, and shall identify the material terms of such proposal and any amendments thereto. During such 48 hour period, Provident agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any "standstill provisions" and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 48 hour period Provident shall and shall cause its financial and legal advisors to, negotiate in good faith with Midnight and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable Provident to proceed with the Arrangement, as amended, rather than the Superior Proposal. In the event Midnight proposes to amend the Arrangement Agreement and the Arrangement to provide that the Provident Unitholders shall receive a value per Provident Unit having a value greater than the value per Provident Unit provided in the Superior Proposal and so advises the Provident Board prior to the expiry of such 48 hour period, the Provident Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)
Notwithstanding anything contained in the Arrangement Agreement, if, prior to the Effective Time, Provident receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Acquisition Proposal, Provident may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Acquisition Proposal for consideration by the Provident Board in accordance with the terms in the Arrangement Agreement and to enter into, or participate in, any discussions or negotiations with Provident and be furnished with information concerning Provident, to the extent permitted pursuant to the terms of the Arrangement Agreement.

(e)
Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to the Arrangement Agreement shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(f)
Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of the non-solicitation covenants of the Arrangement Agreement.  Midnight shall be responsible for any breach of these covenants by its officers, directors, employees, investment bankers, advisers or representatives, and Provident shall be responsible for any breach of these covenants by its officers, directors, employees, investment bankers, advisers or representatives.

Midnight Termination Fees

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the Provident Board has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Midnight or shall have resolved to do so prior to the Effective Date;

(b)	Provident accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(c)
Provident is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the COGP Subsidiaries taken as a whole or materially impedes the completion of the Arrangement, and Provident fails to cure such breach within 10 Business Days after receipt of written notice thereof from Midnight; or

(d)
Provident is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the COGP Subsidiaries taken as a whole or materially impedes the completion of the Arrangement, and Provident fails to cure such breach within five Business Days after receipt of written notice thereof from Midnight,

(each of the above being a "Midnight Damages Event"), then in the event of the termination of the Arrangement Agreement, Provident shall pay to Midnight $12,000,000 (the "Midnight Termination Fee"), as liquidated damages in immediately available funds to an account designated by Midnight within one Business Day after the occurrence of the first to occur of the events described above.

Following a Midnight Damages Event but prior to payment of the applicable Midnight Termination Fee, Provident shall be deemed to hold such applicable Midnight Termination Fee in trust for Midnight.  Provident shall only be obligated to pay one Midnight Termination Fee pursuant to the Arrangement Agreement.

Provident Termination Fees

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the Midnight Board has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Provident or shall have resolved to do so prior to the Effective Date;

(b)
Midnight is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Midnight taken as a whole or materially impedes the completion of the Arrangement, and Midnight fails to cure such breach within 10 Business Days after receipt of written notice thereof from Provident; or

(c)
Midnight is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Midnight taken as a whole or materially impedes the completion of the Arrangement, and Midnight fails to cure such breach within five Business Days after receipt of written notice thereof from Provident,

(each of the above being a "Provident Damages Event"), then in the event of the termination of the Arrangement Agreement, Midnight shall pay to Provident $5,000,000 (the "Provident Termination Fee"), as liquidated damages in immediately available funds to an account designated by Provident within one Business Day after the occurrence of the first to occur of the events described above.

Following a Provident Damages Event but prior to payment of the applicable Provident Termination Fee, Midnight shall be deemed to hold such applicable Provident Termination Fee in trust for Provident.  Midnight shall only be obligated to pay one Provident Termination Fee pursuant to the Arrangement Agreement.

Termination

Provident, PEL and Midnight have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Midnight and Provident;

(b)
if notice has been given to either party of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party pursuant to the Arrangement Agreement; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties pursuant to the Arrangement Agreement;

(c)
if any of the conditions precedents set forth in the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate the Arrangement Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party;

(d)	by Midnight upon the occurrence of a Midnight Damages Event;

(e)	by Provident upon the occurrence of a Provident Damages Event;

(f)	by Provident upon the payment of the Midnight Termination Fee;

(g)	by Midnight upon the payment of the Provident Termination Fee; and

(h)
by Provident, in the event that Provident accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Provident has concurrently paid to Midnight the applicable Midnight Termination Fee.

In the event of the termination of the Arrangement Agreement in the circumstances set out above in items (a) through (h), the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations as set forth in the Arrangement Agreement and each of the Parties obligations in the Confidentiality Agreement which shall survive such termination.

Conditions Precedent to the Arrangement

The respective obligations of the Parties to the Arrangement Agreement to complete the Arrangement are subject to the following conditions precedent:

(a)
the Provident Arrangement Resolution shall have been passed by the Provident Unitholders, on or prior to August 31, 2010, in accordance with the Interim Order and in form and substance satisfactory to each of Midnight and Provident, acting reasonably;

(b)
the Midnight Arrangement Resolution shall have been passed by the Midnight Shareholders, on or prior to August 31, 2010, in accordance with the Interim Order and in form and substance satisfactory to each of Midnight and Provident, acting reasonably;

(c)
Provident Unitholders of not greater than 3% of the outstanding Provident Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)
Midnight Shareholder of not greater than 3% of the outstanding Midnight Shares shall have exercised rights of dissent in respect of the Arrangement  that have not been withdrawn as of the Effective Date;

(e)	on or prior to August 31, 2010, the Final Order shall have been granted in form and substance satisfactory to Midnight and Provident, acting reasonably;

(f)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Midnight and Provident, acting reasonably;

(g)	the Arrangement shall have become effective on or prior to August 31, 2010;

(h)	either one or more of the following shall have occurred:

(i)
the relevant waiting period in section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(ii)
the Commissioner shall have issued a "no action letter" under section 123 of the Competition Act satisfactory to each of Midnight and Provident, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Midnight and Provident, acting reasonably; or

(iii)	the Commissioner shall have issued an ARC;

(i)
all other required domestic and foreign regulatory, governmental, stock exchange and third-party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Midnight and Provident, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX of the Midnight Shares to be issued pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(j)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any of the other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(k)
Midnight shall have received resignations and releases, in form satisfactory to Midnight and Provident, each acting reasonably, from the directors and officers of each of the COGP Subsidiaries, which releases shall contain, among other things, exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements;

(l)	the Pre-Closing Reorganization Transactions shall have occurred on or prior to the Effective Date; and

(m)
the issuance of Midnight Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, and the registration requirements of all applicable state securities laws, and, except with respect to persons deemed "affiliates" of Midnight after the Arrangement or within 90 days prior to the Arrangement, the Midnight Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Act.

Amendments to the Arrangement Agreement

The Arrangement Agreement (including the Plan) may at any time and from time to time before or after the holding of the Provident Meeting or the Midnight Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained in the Arrangement Agreement,

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Provident Unitholders, without approval by the affected Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Parties mutually agree that if a Party proposes any amendments to the Arrangement Agreement or to the Plan for tax or any other reason, Midnight on the one hand and Provident and PEL on the other hand will act reasonably in considering any such amendment and if the other Party or Parties and the Securityholders, as applicable, are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing any such amendment so that any such amendment can be effected subject to Applicable Laws and the rights of Securityholders.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Provident Arrangement Resolution must be approved by the Provident Unitholders voting at the Provident Meeting in person or by proxy;

(b)	the Midnight Arrangement Resolution must be approved by the Midnight Shareholders voting at the Midnight Meeting in person or by proxy;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

Provident Unitholders

Pursuant to the Interim Order, the number of votes required to pass the Provident Arrangement Resolution is not less than 66⅔% of the votes cast by Provident Unitholders, either in person or by proxy, at the Provident Meeting. See "General Proxy Matters  —  Procedure and Votes Required".

Midnight Shareholders

Pursuant to the Interim Order, the number of votes required to pass the Midnight Arrangement Resolution is not less than 66⅔% of the votes cast by Midnight Shareholders, either in person or by proxy, at the Midnight Meeting. See "General Proxy Matters  —  Procedure and Votes Required".

Court Approvals

Interim Order

On May 10, 2010, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meetings in the manner required by the Interim Order, Provident and Midnight will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 29, 2010 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601 - 5th Street S.W., Calgary, Alberta. At the hearing, any Provident Unitholder and Midnight Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Provident and Midnight a Notice of Intention to Appear indicating whether such Provident Unitholder, Midnight Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Provident Unitholder, Midnight Shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 22, 2010. Service of such notice shall be effected by service upon the solicitors for Provident: Macleod Dixon llp, 3700 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4Н2 Attention: Jack McGillivray, and the solicitors for Midnight: Burnet, Duckworth & Palmer llp, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Т2Р 3N9 Attention: Chris von Vegesack.  See "Notice of Joint Petition".

The Midnight Shares issuable to Provident Unitholders and the Pace Shares issuable to Midnight Shareholders (including Midnight Shareholders who received their Midnight Shares in exchange for Provident Units) pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(а)(10) thereof.  The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the issuance of such Midnight Shares and Pace Shares pursuant to the Arrangement will not require registration under the U.S. Securities Act, pursuant to Section 3(а)(10) thereof.

Provident and Midnight have been advised by their counsel, Macleod Dixon llp and Burnet, Duckworth & Palmer llp, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Provident and Midnight may determine not to proceed with the Arrangement.

Other Regulatory Approvals

In addition to the approval of Provident Unitholders and Midnight Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Under the Competition Act, the Arrangement is a "notifiable transaction". When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that she requires additional information that is relevant to the Commissioner's assessment of the transaction (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may, upon application, issue an ARC under Section 102 of the Competition Act. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. Further, if the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the ARC was issued.

Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially.

The Arrangement is subject to pre-merger notification under the Competition Act. Provident and Midnight intend to apply for an ARC in respect of the transactions contemplated by the Arrangement and to file the prescribed information if required to do so.

Provident Fairness Opinions

Provident retained the Provident Advisors as the exclusive financial and strategic advisors to Provident and the Provident Board in connection with the review of strategic alternatives for the COGP Business Unit. As part of this mandate, the Provident Advisors were each requested to provide the Provident Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Provident Unitholders pursuant to the Arrangement. The Provident Fairness Opinions each state that, as of April 19, 2010, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in each such opinion, in the opinion of the applicable Provident Advisor, the consideration to be received by the Provident Unitholders pursuant to the Arrangement was fair, from a financial point of view, to the Provident Unitholders.  The Provident Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entirety. See Appendix Е, "Provident Fairness Opinions".

The Provident Fairness Opinions were an important consideration in the Provident Board's decision to proceed with the Arrangement and in its conclusion that the Arrangement is fair to Provident Unitholders and is in the best interests of Provident and the Provident Unitholders.

Midnight Fairness Opinion

Midnight retained the Midnight Financial Advisors as the exclusive financial advisors to Midnight and the Midnight Board in connection with the assessment of the purchase of the COGP Business Unit. As part of this mandate, National Bank was requested to provide the Midnight Board with its opinion as to the fairness to Midnight Shareholders, from a financial point of view, of the consideration offered by Midnight in connection with the Arrangement.  In connection with this mandate, National Bank has prepared and delivered to the Midnight Board the Midnight Fairness Opinion. The Midnight Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of National Bank, as of May 10, 2010, the consideration offered by Midnight in connection with the Arrangement is fair, from a financial point of view, to the Midnight Shareholders.  The Midnight Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix F, "Midnight Fairness Opinion".

The Midnight Fairness Opinion, as well as the financial advice received from National Bank and Cormark Securities Inc., was an important consideration in the Midnight Board's decision to proceed with the Arrangement and in its conclusion that the Arrangement is fair to Midnight Shareholders and is in the best interests of Midnight and the Midnight Shareholders.

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Provident and Midnight will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 29, 2010 in form and substance satisfactory to Provident and Midnight, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Provident and Midnight expect the Effective Date will be on or about June 30, 2010. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and а copy of the Final Order, together with such other materials as may be required by the Registrar.

Provident's and Midnight's objective is to have the Effective Date occur on or before June 30, 2010. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 29, 2010.

Treatment of Fractional Midnight Shares

No certificates representing fractional Midnight Shares shall be issued under the Arrangement. In lieu of any fractional Midnight Share, each Registered Holder of Provident Units entitled to a fractional interest in a Midnight Share, shall receive the nearest whole number of Midnight Shares (with fractions equal to exactly 0.5 being rounded up).

Delivery of Pace Shares to Provident Unitholders

The record date for determination of Provident Unitholders entitled to receive Pace Shares (formerly Midnight Shares) pursuant to the Arrangement will be approximately seven Business Days following the Effective Date. Only Provident Unitholders whose names have been entered in the register of Provident Units on the close of business on this record date will be entitled to receive Pace Shares.  Provident will issue a press release following the Effective Date announcing the record date once it has been determined.

As soon as practicable following such record date, Midnight will cause to be issued to the registered Provident Unitholders, certificates representing the Pace Shares (formerly Midnight Shares, on a post-consolidation basis) issued pursuant to the Arrangement.  Registered Holders of Provident Units will not need to deliver the Letter of Transmittal to receive Pace Shares.

No Exchange of Certificates Representing Provident Units

Although each Provident Unitholder will transfer a portion of such holder's Provident Units to Midnight in exchange for Midnight Shares pursuant to the Plan of Arrangement, as a final step of the Arrangement, Provident Units will be subdivided on a basis which results in the number of Provident Units held by each Provident Unitholder following the Arrangement being equal to the number of Provident Units held by such Provident Unitholder immediately prior to the Arrangement.

As a result, no exchange of certificates representing Provident Units by Provident Unitholders will be necessary.  Provident Unitholders will continue to own the same number of Provident Units as previously owned immediately prior to the Arrangement and certificates representing Provident Units prior to the Arrangement will continue to represent the same number of Provident Units following the Arrangement.

Procedure for Exchange for Post-Consolidation Midnight Share Certificates

As soon as practicable following the Effective Date, the Depositary will send to each Registered Holder of Midnight Shares, a Letter of Transmittal to be used by existing Midnight Shareholders to exchange certificates representing Midnight Shares for certificates representing Pace Shares (formerly Midnight Shares on a post-consolidation basis).  In order for Midnight Shareholders to receive certificates representing Pace Shares (formerly Midnight Shares on a post-consolidation basis) upon completion of the Arrangement, each Registered Holder of Midnight Shares must deposit with the Depositary the duly completed Letter of Transmittal together with the certificates representing the Registered Holder's Midnight Shares and such other documents and instruments as the Depositary may reasonably require.

The use of the mail to transmit certificates representing Midnight Shares and the Letter of Transmittal is at each Midnight Shareholder's risk. Midnight recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix J. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholder may have, to dissent and to be paid by Provident or Midnight, as the case may be, the fair value of the Securities held by such Dissenting Securityholder in respect of which such Dissenting Securityholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholder dissents was adopted. A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. Only Registered Holders may dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Securities. A Registered Holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Securities covered by it.

Dissenting Provident Unitholders must provide a written objection to the Provident Arrangement Resolution to Provident с/о Macleod Dixon llp, 3700 Canterra Tower, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4H2, Attention: Jack McGillivray, by 5:00 p.m. (Calgary time) on June 24, 2010, or, in the case of any adjournment or postponement of the Provident Meeting, by 5:00 p.m. (Calgary time) on the second business day which is immediately preceding the date of the adjourned or postponed Provident Meeting. Dissenting Midnight Shareholders must provide a written objection to the Midnight Arrangement Resolution to Midnight с/о Burnet, Duckworth & Palmer llp, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Т2Р 3N9, Attention: Chris von Vegesack, by 5:00 p.m. (Calgary time) on June 24, 2010, or, in the case of any adjournment or postponement of the Midnight Meeting, by 5:00 p.m. (Calgary time) on the second business day which is immediately preceding the date of the adjourned or postponed Midnight Meeting. No Securityholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement. A Dissenting Securityholder may not exercise the right of dissent in respect of only a portion of such Dissenting Securityholder's Securities, but may dissent only with respect to all of the Securities held by the Dissenting Securityholder.

An application may be made to the Court by Provident for Provident Units and Midnight for Midnight Shares or by a Dissenting Securityholder after the adoption of the applicable Arrangement Resolution to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by Provident for Provident Units, Midnight for Midnight Shares or a Dissenting Securityholder, Provident or Midnight, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Provident Board or the Midnight Board, as applicable, to be the fair value of the Securities, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Provident or Midnight, as the case may be, is the applicant, or within 10 days after Provident or Midnight, as the case may be, is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder of Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

А Dissenting Securityholder may make an agreement with Provident for Provident Units and Midnight for Midnight Shares for the purchase of such holder's Securities in the amount of the offer made by Provident or Midnight, as the case may be, (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

А Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Provident or Midnight, as the case may be, and in favour of each of those Dissenting Securityholders, and fixing the time within which Provident or Midnight, as the case may be, must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Provident or Midnight, as the case may be, and the Dissenting Securityholder as to the payment to be made by Provident or Midnight, as the case may be, to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder's Securities, in the amount agreed to between Provident or Midnight, as the case may be, and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder's dissent, or if the Arrangement has not yet become effective, Provident or Midnight may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Provident and Midnight shall not make a payment to a Dissenting Securityholder in accordance with Section 191 if there are reasonable grounds for believing that Provident or Midnight, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Provident or Midnight, as the case may be, would thereby be less than the aggregate of its liabilities. In such event, Provident or Midnight, as the case may be, shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Securities, as applicable, in which case the Dissenting Securityholder may, by written notice to Provident or Midnight, as the case may be, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Provident or Midnight, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against Provident or Midnight, as the case may be, to be paid as soon as Provident or Midnight, as the case may be, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Provident or Midnight, as the case may be, but in priority to its shareholders or unitholders, as applicable.

All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Provident or Midnight, as the case may be, and cancelled in exchange for such fair value.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix J to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than 3% of the outstanding Provident Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date, and that holders of not greater than 3% of the outstanding Midnight Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Effect of the Arrangement on the Provident Debentureholders

As at May 10, 2010, there was $99.0 million aggregate principal amount of Initial 6.5% Debentures outstanding and $150.0 million aggregate principal amount of Supplemental 6.5% Debentures outstanding.  The Provident Debentures are convertible into Provident Units at the option of the holder at anytime prior to the close of business on the earlier of their respective maturity dates and the business day immediately preceding the date specified for any redemption of such Provident Debentures.  The conversion price for the Initial 6.5% Debentures is $13.75 per Provident Unit and the conversion price for the Supplemental 6.5% Debentures is $14.75 per Provident Unit.  The Initial 6.5% Debentures mature on August 31, 2012 and the Supplemental 6.5% Debentures mature on April 30, 2011.

The Arrangement does not result in a "change of control" of Provident.  As a result, Provident will continue to be responsible for all of the covenants and obligations in respect of the outstanding Provident Debentures and such debentures will continue to be listed for trading on the TSX following completion of the Arrangement.

The Interim Order provides that only the Provident Unitholders and Midnight Shareholders are entitled to vote on the Arrangement at the Provident Meeting and Midnight Meeting, respectively.  Accordingly, holders of Provident Debentures who wish to vote on the Provident Arrangement Resolution or to exercise a right of dissent in respect of the Arrangement must, within the applicable time period, exercise their right to convert their Provident Debentures into Provident Units in accordance with the terms and conditions of the Debenture Indenture.

Following completion of the Arrangement, holders of Provident Debentures who exercise their conversion right will continue to receive Provident Units.  In accordance with the Debenture Indenture, the conversion price of each of the Initial 6.5% Debentures and Supplemental 6.5% Debentures will be adjusted immediately following the Closing Date to reflect the subdivision of the Provident Units under the terms of the Plan of Arrangement in accordance with the Provident Debenture Indenture.

The conversion price will be determined pursuant to the Plan based on the market value of the Midnight Shares acquired by Provident Unitholders under the Arrangement and will be determined and disclosed by Provident following the closing of the Arrangement.  As a result, the adjustments to the conversion price of the Provident Debentures will enable a Provident Debenture holder converting Provident Debentures after the Arrangement to receive the number of Provident Units equal in value to what such holder would have been entitled to receive had such Provident Debentures been converted into Provident Units prior to the Closing Date.  Holders of Provident Debentures who exercise their conversion rights following the completion of the Arrangement will not receive Midnight Shares.

Interests of Certain Persons in the Arrangement

Share Ownership

The directors and officers of PEL and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,376,143 Provident Units, representing less than 1% of the outstanding Provident Units as of May 10, 2010.

The directors and officers of PEL and their associates, as a group, do not beneficially own, directly or indirectly, or exercise control or direction over, any Midnight Shares as of May 10, 2010.

Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that the directors and officers of PEL and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 168,233 Pace Shares (formerly Midnight Shares), representing less than 1% of the outstanding Pace Shares.

The directors and officers of Midnight and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 7,228,856 Midnight Shares, representing approximately 9.6% of the outstanding Midnight Shares as of May 10, 2010.

The directors and officers of Midnight and their associates, as a group, do not beneficially own, directly or indirectly, or exercise control or direction over, any Provident Units as of May 10, 2010.

Immediately after giving effect to the Arrangement and the consolidation of the Midnight Shares contemplated thereby, and based on certain assumptions, it is anticipated that the current directors and officers of Midnight and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 722,886 Pace Shares (formerly Midnight Shares), representing approximately 2% of the outstanding Pace Shares.

Severance and Other Compensation Arrangements

Provident has employment agreements with four senior officers pursuant to which Provident has paid, or will become obligated to pay, upon completion of the Arrangement, a retiring allowance of between 1.5 and 2 times such officer's current annual salary, an amount under Provident's short term incentive plan, plus an additional amount for loss of benefits and perquisites, as a result of the transactions provided for in the Arrangement and the decision by Provident to rationalize and ultimately dispose of its oil and gas business. The aggregate payments in respect of these amounts under such executive contracts total approximately $5.3 million. The executive employment agreements also provide for the acceleration of the vesting of unit awards granted to these four officers under Provident's long term incentive plan as a result of the Arrangement, which has resulted or will result in the payment by Provident to such officers of approximately $10.9 million.  See "The Arrangement — Canadian Securities Law Matters".

Midnight does not currently have any employment agreements in place with its senior officers with the anticipation that the industry standard approach would be approved at the time of any transaction in which severance obligations may be triggered.  It is not contemplated that the transactions contemplated by the Arrangement will result in any severance obligations to senior officers or management of Midnight.  However, Midnight expects to pay amounts under its short term incentive plan as bonuses in connection with the Arrangement in accordance with normal industry peer guidelines.

Indemnification of Directors, Officers, Employees and Other Personnel

The Arrangement Agreement provides that Midnight will indemnify Provident and its directors, officers, employees and other personnel for all losses which such individuals may suffer or incur as a result of any claims attributable to or connected with the oil and gas assets, activities or business of PERI and its subsidiaries.

The Arrangement Agreement also provides that Provident and PEL will indemnify Midnight and its directors, officers, employees and other personnel for all losses which such individuals may suffer or incur as a result of any claims attributable to or connected with certain oil and gas assets which were previously held in PERI and its subsidiaries to the extent such claims relate to prior sale agreements pursuant to which PERI or its subsidiaries disposed of, transferred or sold any oil and gas and related assets, interests and properties to third parties.

Other Interests

Provident has retained the Provident Advisors as the exclusive financial and strategic advisors to Provident and the Provident Board in connection with the Arrangement and the Provident Advisors have provided the Provident Fairness Opinions to the Provident Board. Each of these advisors has received or will receive fees from Provident for services rendered.

Midnight has retained the Midnight Financial Advisors as the exclusive financial advisors to Midnight and the Midnight Board in connection with the Arrangement and National Bank has provided the Midnight Fairness Opinion to the Midnight Board.  Each of these advisors has received or will receive fees from Midnight for services rendered.

In addition, Tom Buchanan, the former President and Chief Executive Officer and a former director of Provident, has agreed to be appointed to the board of directors of Pace Oil & Gas upon completion of the Arrangement.  In addition, M.H. (Mike) Shaikh and Jeffrey T. Smith, currently directors of Provident, have each agreed to be appointed to the board of directors of Pace Oil & Gas upon completion of the Arrangement.

Expenses of the Arrangement

The estimated costs to be incurred by each of Provident and Midnight with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $8.0 million and $10.0 million, respectively. Each of Provident and Pace Oil & Gas (formerly Midnight) will be responsible for their own costs in connection with the Arrangement.

Stock Exchange Listings

It is a mutual condition to completion of the Arrangement that the TSX shall have conditionally approved the additional listing of the Pace Shares (formerly Midnight Shares) to be issued pursuant to the Arrangement. The TSX has conditionally approved the additional listing of Pace Shares (formerly Midnight Shares) to be issued pursuant to the Arrangement, subject to Midnight fulfilling the requirements of such exchange.  The Pace Shares are expected to trade on the TSX under the symbol "PCE".  The Pace Shares will not be listed on any U.S. exchange.

The Provident Units and Provident Debentures will continue to be listed for trading on the TSX following completion of the Arrangement.  The Provident Units will also continue to be listed for trading on the NYSE following completion of the Arrangement.

Canadian Securities Law Matters

Resale of Midnight Shares Received in the Arrangement

The Midnight Shares to be issued to the Provident Unitholders will be issued in reliance on exemptions from prospectus and registration requirements of Canadian Securities Laws and the Midnight Shares will generally be "freely tradeable" (other than as а result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Canadian Securities Laws.

MI 61-101

The Ontario and Quebec securities commissions have adopted MI 61-101, which governs transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101.  In assessing whether the Arrangement could be considered a "business combination" for the purposes of MI 61-101, Provident and Midnight each reviewed benefits and payments that related parties of Provident and Midnight, respectively, are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a "collateral benefit".

For these purposes, the only related parties of Provident that are entitled to a benefit, directly or indirectly, as a consequence of the Arrangement are certain senior officers and a director of Provident.  Certain senior officers of Provident will receive termination and other compensation payments under executive employment contracts as a result of the Arrangement and Tom Buchanan, the former President and Chief Executive Officer and a former director of Provident, M.H. (Mike) Shaikh and Jeffrey T. Smith, currently directors of Provident, will be appointed directors of Pace Oil & Gas following the Arrangement.  See "The Arrangement — Interests of Certain Persons in the Arrangement".  None of these benefits or payments is a "collateral benefit" for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for the Provident Units exchanged for Midnight Shares pursuant to the Arrangement; (ii) the benefit is not conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit have been discussed in this Information Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Provident Units at the date on which the proposed Arrangement was agreed.

To the knowledge of Provident and Midnight, there have been no prior valuations of the COGP Business Unit, Midnight, the Provident Units or Midnight Shares, or the material oil and natural gas assets of Provident or Midnight in the 24 months prior to the date of this Information Circular.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Provident and Midnight for approval of the Arrangement. See "The Arrangement — Court Approvals". Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Provident and Midnight, any recent significant decisions which would apply in this instance. Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States Securities Law Matters

The offer and sale of: (i) the Midnight Shares issuable to Provident Unitholders in exchange for their Provident Units; and (ii) the Pace Shares issuable to Midnight Shareholders (including Midnight Shareholders who received their Midnight Shares in exchange for Provident Units pursuant to the Arrangement) in exchange for their Midnight Shares, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.  Section 3(а)(10) exempts the issuance of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom securities will be issued have the right to appear and receive timely notice thereof.

The Pace Shares to be held by Securityholders upon completion of the Arrangement will be freely tradeable under the U.S. Securities Act, except by Persons who are "affiliates" of Pace Oil & Gas after the Arrangement or were "affiliates" of Midnight or PERI within 90 days prior to completion of the Arrangement.  Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether by ownership of voting securities, contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Pace Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.  If available, such affiliates (and former affiliates) may also resell such securities in compliance with the resale provisions of Rule 144 under the U.S. Securities Act.

The Pace Shares will not be listed on any United States stock exchange. In addition, unless and until Pace Oil & Gas registers the Pace Shares pursuant to the U.S. Securities Act or the U.S. Exchange Act, Pace Oil & Gas will not file reports with the SEC.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of the Pace Shares to be held upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Macleod Dixon llp, on behalf of Provident and Burnet, Duckworth & Palmer llp, on behalf of Midnight. As at May 10, 2010, the partners and associates of Macleod Dixon llp beneficially owned, directly or indirectly, less than 1% of the outstanding Provident Units and less than 1% of the outstanding Midnight Shares. As at May 10, 2010, the partners and associates of Burnet, Duckworth & Palmer llp beneficially owned, directly or indirectly, less than 1% of the outstanding Provident Units and less than 1% of the outstanding Midnight Shares.

Certain matters relating to United States federal income tax considerations have been passed upon by Andrews Kurth llp on behalf of Provident. As of May 10, 2010, the partners and associates of Andrews Kurth llp beneficially owned, directly or indirectly, less than 1% of the outstanding Provident Units.

As of May 10, 2010, AJM, GLJ and McDaniel do not hold any Provident Units or Midnight Shares.

INFORMATION RELATING TO THE COGP BUSINESS UNIT

General

The COGP Business Unit includes oil and gas properties located in the Province of Alberta.  The top five most significant properties based on total proved plus probable net present value using forecast prices and costs are: (i) Dixonville Oil, which consists of the Dixonville Montney C light oil pool in Alberta's Peace River Arch; (ii) Rainbow Bluesky, a Northwest Alberta natural gas property; (iii) Haro, a natural gas and emerging oil resource play in Northwest Alberta; (iv) Rainbow Lake Oil, an oil property in Northwest Alberta; and (v) Long Lake, a natural gas property in Northwest Alberta.  In aggregate, these five properties comprise approximately 74 percent of total proved plus probable net present value, using forecast prices and costs.

Dixonville Oil is an oil property located in Alberta's Peace River Arch, produces light oil from the Dixonville Montney C Pool. The Dixonville Montney C Pool was discovered in 2000, with the majority of the development drilling occurring after 2004.  The Rainbow Bluesky property is primarily a natural gas producing property located approximately 300 kilometres north of Grande Prairie in Northwest Alberta. Provident acquired the Rainbow Bluesky property during 2006.  Production is primarily natural gas from the shallow Cretaceous Bluesky sandstone formation. Haro is a natural gas and emerging oil property in Northwest Alberta. The Haro property produces natural gas primarily from the shallow Cretaceous Bluesky sandstone formation and recently began producing oil from the Pekisko formation. Rainbow Lake Oil is an oil property located in Northwest Alberta and produces oil and natural gas primarily from the Devonian Keg River and Muskeg formations. Long Lake is a natural gas property in Northwest Alberta. The Long Lake property produces natural gas from the Bluesky and deeper Banff and Pekisko Mississippian formations.

Provident Energy Resources Inc.

PERI is a corporation wholly-owned by Provident and was incorporated under the ABCA on May 9, 2007.  PERI is not a reporting issuer in any province of Canada.  PERI is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.  PERI holds all of the assets relating to the COGP Business Unit and is managed by PEL.  The head and principal offices of PERI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1.  The registered office of PERI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.  Information regarding the financial results of PERI is set forth in the audited comparative financial statements of PERI for the years ended December 31, 2009, 2008 and 2007 attached as Appendix H to this Information Circular.  Readers are cautioned that the historical financial information included in the audited comparative financial statements of PERI for the years ended December 31, 2009, 2008 and 2007 may not accurately reflect the current financial results of the COGP Business Unit.  See "Information Relating to the COGP Business Unit — COGP Business Unit Financial Information" in this Information Circular.

COGP Business Unit Reserve Information

The oil and gas reserves attributable to the COGP Business Unit were evaluated on behalf of Provident by McDaniel and by AJM effective December 31, 2009 in accordance with standards set out in the COGE Handbook and NI 51-101. McDaniel and AJM are independent qualified reserves evaluators appointed pursuant to NI 51-101.

Information regarding the oil and natural gas reserves and production information attributable to the COGP Business Unit and the estimated net present values of future net revenues associated with such reserves, based on forecast price and cost assumptions, is contained under the heading "Reserves after West Central Alberta Divestiture" in the Provident Statement of Reserves, a copy of which is available under Provident's issuer profile on the SEDAR website at www.sedar.com and is incorporated by reference in this Information Circular.

All evaluations of future net revenue included in the Provident Statement of Reserves are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses. Alberta royalties are based on the New Royalty Framework including the Transitional Royalties which came into effect January 1, 2009, the Drilling Royalty Credit and the New Well Incentive Program, which were both announced March 3, 2009.

The estimated future net revenue contained in the Provident Statement of Reserves does not necessarily represent the fair market value of the oil and gas reserves attributable to the COGP Business Unit.  There is no assurance the forecast price and cost assumptions contained in the Provident Statement of Reserves will be attained and variances could be material.  Other assumptions and qualifications relating to costs and other matters are included in the Provident Statement of Reserves.  The recovery and reserves estimates on the properties described therein are estimates only.  Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

In connection with its assessment of the proposed Arrangement, Midnight retained McDaniel to evaluate the oil and gas reserves attributable to the COGP Business Unit.  The oil and gas reserves attributable to the COGP Business Unit were evaluated by McDaniel effective December 31, 2009 in accordance with standards set out in the COGE Handbook and NI 51-101. McDaniel is an independent qualified reserves evaluator appointed pursuant to NI 51-101.  Information regarding the oil and natural gas reserves and production information attributable to the COGP Business and the estimated net present values of future net revenues associated with such reserves, based on forecast price and cost assumptions, as evaluated by McDaniel in the Midnight McDaniel Report, is attached as Appendix G to this Information Circular.

The information in Appendix G differs from the information in the Provident Statement of Reserves as a result of differences in development plans, the timing of the preparation of the Midnight McDaniel Report and other assumptions.  The reserves information concerning the COGP Business Unit contained in Appendix G of this Information Circular has been provided by Midnight.  Provident does not assume any responsibility for the accuracy or completeness of such information or the failure by Midnight to disclose events which may have occurred or may affect the completeness or accuracy of such information.

COGP Business Unit Financial Information

Information regarding the financial results of the COGP Business Unit (referred to as the "Upstream business" therein) is set forth in the audited comparative financial statements of the COGP Business Unit for the years ended December 31, 2009 and 2008 attached as Appendix H to this Information Circular.

Selected Pro Forma Financial Information

The following table sets out certain financial information for Midnight and the COGP Business Unit on a pro forma combined basis after giving effect to the Arrangement.  Additional information regarding the financial results of the COGP Business Unit is set forth in the pro forma financial statements of Pace Oil & Gas for the year ended December 31, 2009 attached as Appendix I to this Information Circular.

($000s except per share amounts)	Midnight	COGP Business Unit	Pro Forma Combined(1)
Petroleum and natural gas sales	$23,173	$145,692	$168,865
Royalties	5,087	14,115	19,202
Operating and transportation expenses	6,465	68,532	74,997
Net Loss	(10,836)	(58,642)	(67,693)
Per share (basic)			$(1.70)
Per share (diluted)			$(1.70)
Total Assets	165,250	1,035,047	1,144,342
Total Liabilities	28,711	1,035,047	387,153
Shareholders' Equity	136,539	-	757,189

Note:
(1)	For Pro Forma adjustments, see Appendix I.

Selected Combined Operational Information

The following table sets out certain operational information for Midnight and the COGP Business Unit on a pro forma combined basis after giving effect to the Arrangement.  Additional information regarding the oil and gas reserves attributable to the COGP Business Unit, as evaluated on behalf of Provident by McDaniel and AJM, is set forth in the Provident Statement of Reserves incorporated by reference in the Information Circular.  Additional information regarding the oil and gas reserves attributable to the COGP Business Unit, as evaluated on behalf of Midnight by McDaniel, is set forth in Appendix G to this Information Circular. The pro forma combined operational information for the year ended December 31, 2009 set forth below is based upon the oil and gas reserves attributable to the COGP Business Unit as evaluated by McDaniel in the Midnight McDaniel Report.  Provident does not assume any responsibility for the accuracy or completeness of such information or the failure by Midnight to disclose events which may occur or may affect the completeness or accuracy of such information.

	Midnight	COGP Business Unit	Pro Forma Combined(1)
Oil and Gas Production
Oil and NGLs (bblsd)	649	4,117	4,766
Natural Gas (Mcfd)	6,966	42,805	49,771
Total (boed)	1,810	11,251	13,061
% Oil and NGL	36%	37%	36%
Oil and Gas Reserves(2)(3)
Proved Producing (mboe)	2,535	24,156	26,692
Total Proved (mboe)	5,575	30,389	35,964
Proved plus Probable (mboe)	10,052	49,685	59,737
Net Present Value of Oil of Future Net Revenue Before Income Tax Discounted at 10% per year(2)(3)
Proved Producing ($000s)	50,770	375,613	426,383
Total Proved ($000s)	87,458	433,943	521,401
Proved plus Probable ($000s)	128,196	629,558	757,754

Notes:
(1)	The numbers in this column were calculated by adding the numbers in the Midnight's column with the numbers in the COGP Business Unit column.
(2)	Reserves presented for Midnight are extracts from the GLJ Report and for the COGP Business Unit are extracts from the Midnight McDaniel Report.
(3)	Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and costs assumptions

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon llp, counsel to Provident, and Burnet, Duckworth & Palmer llp, counsel to Midnight, the following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to Provident Unitholders and Midnight Shareholders who, at all relevant times, for purposes of the application of the Tax Act, deal at arm's length with Provident and Midnight, are not affiliated with Provident or Midnight, and hold the Provident Units and Midnight Shares as capital property (a "Holder").  Generally, the Provident Units and Midnight Shares will be capital property to a Holder provided the Holder does not hold those Provident Units or Midnight Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders resident in Canada, whose Provident Units or Midnight Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the Provident Units or Midnight Shares and all other "Canadian securities," as defined in the Tax Act, owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  Holders who are considering making such an election should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Holder: (i) that is a "financial institution" or a "specified financial institution"; (ii) an interest in which is a "tax shelter investment"; or (iii) to whom the "functional currency" reporting rules apply, each as defined in the Tax Act.  Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed.  However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Holder").

The Arrangement

Disposition of Provident Units

Under the Arrangement, Resident Holders of Provident Units ("Resident Provident Unitholders") will exchange their Provident Units in a direct exchange with Midnight for Midnight Shares. Resident Provident Unitholders will generally have a capital gain (or capital loss) equal to the amount by which the fair market value of the Midnight Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Provident Units exchanged and any reasonable costs of disposition (see "Taxation of Capital Gains or Capital Losses" below).  The adjusted cost base of the Provident Units exchanged will generally be equal to the aggregate adjusted cost base to the Resident Provident Unitholder of all Provident Units held immediately prior to the exchange multiplied by the percentage (referred to in the Plan of Arrangement as the "Share Consideration Percentage") of Provident Units so exchanged.

The cost of the Midnight Shares acquired on the exchange will be equal to the fair market value thereof.  This cost will be averaged with the adjusted cost base of all other Midnight Shares held by the Resident Holder for the purpose of determining the adjusted cost base of each Midnight Share held by the Resident Holder.

Provident Unit Split

Resident Provident Unitholders will not have any consequences under the Tax Act as a result of the split of Provident Units as described under the Arrangement.

Midnight Shareholders

Resident Holders of Midnight Shares ("Resident Midnight Shareholders") that participate in the Arrangement will not have any consequences under the Tax Act.

Dissenting Resident Provident Unitholders

A Resident Provident Unitholder who exercises the right of dissent in respect of the Arrangement (a "Dissenting Resident Provident Holder") will be considered to have disposed of such holder's Provident Units for proceeds of disposition equal to the amount paid by Provident to the Dissenting Resident Provident Holder (excluding any interest awarded by the court) and will realize a capital gain (or capital loss) as described below under "Taxation of Capital Gains or Capital Losses".  A Dissenting Resident Provident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Dissenting Resident Midnight Shareholders

Under the current administrative practice of the CRA, a Resident Midnight Shareholder who exercises the right of dissent in respect of the Arrangement (a "Dissenting Resident Midnight Holder") and that receives an amount from Pace Oil & Gas (formerly Midnight) in respect of their Midnight Shares will be considered to have disposed of their Midnight Shares for proceeds of disposition equal to the amount paid by Pace Oil & Gas to them less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Midnight Shares to the Dissenting Resident Midnight Holder and any reasonable costs of disposition.  Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains or Capital Losses".

A Dissenting Resident Midnight Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Holding and Disposing of Midnight Shares

Dividends on Midnight Shares

Dividends on Midnight Shares will be included in the recipient's income for the purposes of the Tax Act.  Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.  Provided that appropriate designations are made by Midnight at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend.

In the case of a Resident Holder that is a corporation, any dividends received on the Midnight Shares will be required to be included in computing the Resident Holder's income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Holder's taxable income.  A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received on the Midnight Shares to the extent that such dividends are deductible in computing the holder's taxable income.  A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.  Midnight does not currently or in the foreseeable future contemplate the declaration of any dividends on the Midnight Shares.

Disposition of Midnight Shares

A disposition or deemed disposition of a Midnight Share by a Resident Holder (other than a disposition to Midnight or in a tax deferred transaction), will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder immediately before the disposition.  Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains or Capital Losses".

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of a Midnight Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.  Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Provident Shares in a business carried on in Canada and does not carry on an insurance business in Canada or elsewhere (a "Non-Resident Holder").

The Arrangement

Disposition of Provident Units

Non-Resident Holders of Provident Units ("Non-Resident Provident Unitholders") who participate in the Arrangement will not be subject to tax under the Tax Act provided that the Provident Units held by the Non-Resident Provident Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Provident Units will not constitute taxable Canadian property to a Non-Resident Provident Unitholder unless: (i) the Non-Resident Provident Unitholder holds or uses, or is deemed to hold or use the Provident Units in the course of carrying on business in Canada; (ii) the Provident Units are "designated insurance property" of the Non-Resident Provident Unitholder as defined for purposes of the Tax Act; or (iii) at any time during the period of five years immediately preceding the disposition of the Provident Units the Non-Resident Provident Unitholder or persons with whom the Non-Resident Provident Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Provident Units or, either alone or together persons with whom the Non-Resident Provident Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Provident Units.

Provident Unit Split

Non-Resident Provident Unitholders will not have any consequences under the Tax Act as a result of the split of Provident Units as described under the Arrangement.

Non-Resident Midnight Shareholders

Non-Resident Holders of Midnight Shares ("Non-Resident Midnight Shareholders") that participate in the Arrangement will not have any consequences under the Tax Act.

Dissenting Non-Resident Provident Unitholders

A Non-Resident Provident Unitholder who exercises the right of dissent in respect of the Arrangement (a "Non-Resident Dissenting Provident Holder") will not be subject to tax under the Tax Act provided that the Provident Units held by the Non-Resident Dissenting Provident Holder are not "taxable Canadian property" for the purposes of the Tax Act.  See above under "Holders Not Resident in Canada - Disposition of Provident Units" for a discussion of when Provident Units may be taxable Canadian property for Non-Resident Holders. Any interest awarded by a court to a Non-Resident Dissenting Provident Holder will not be subject to Canadian withholding tax.

Dissenting Non-Resident Midnight Holders

Under the current administrative practice of the CRA, a Non-Resident Midnight Shareholder who exercises the right of dissent in respect of the Arrangement (a "Non-Resident Dissenting Midnight Holder") and receives an amount from Pace Oil & Gas in respect of their Midnight Shares will be considered to have disposed of their Midnight Shares to Pace Oil & Gas.  A Non-Resident Dissenting Midnight Holder will not be subject to tax under the Tax Act with respect to the disposition of the Midnight Shares, provided that the Midnight Shares do not constitute "taxable Canadian property" to such Dissenting Shareholder.  See below under "Holders Not Resident in Canada - Disposition of Midnight Shares" for a discussion of when Midnight Shares may be taxable Canadian property for Non-Resident Holders. Any interest awarded by a court to a Non-Resident Dissenting Midnight Holder will not be subject to Canadian withholding tax.

Holding and Disposing of Midnight Shares

Dividends on Midnight Shares

Any dividends paid in respect of Midnight Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty.  For example, under the Canada-U.S. Tax Convention, (1980) the withholding tax rate is generally reduced to 15% in respect of a dividend paid to Non-Resident Holder who is the beneficial owner of the dividend and who is resident in the United States and entitled to rely on the benefits of the Canada-U.S. Tax Convention, (1980).

Disposition of Midnight Shares

A Non-Resident Holder that disposes of Midnight Shares will generally not be subject to tax under the Tax Act provided that the Midnight Shares held by the Non-Resident Holder are not "taxable Canadian property" for the purposes of the Tax Act.  Midnight Shares will not constitute taxable Canadian property to a Non-Resident Holder unless: (i) the Non-Resident Holder holds or uses, or is deemed to hold or use the Midnight Shares in the course of carrying on business in Canada; (ii) the Midnight Shares are "designated insurance property" of the Non-Resident Holder as defined for purposes of the Tax Act; or (iii) at any time during the period of five years immediately preceding the disposition of the Midnight Shares the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length or any combination thereof, held more than 25% of the issued shares any class of the capital stock of Midnight or, either alone or together persons with whom the Non-Resident Holder did not deal at arm's length, held options or rights to acquire more than 25% of the issued shares any class of the capital stock of Midnight.

Eligibility for Investment

Provided the Midnight Shares are listed on a designated stock exchange (which currently includes the TSX) or that Midnight continues to qualify as a "public corporation" for the purposes of the Tax Act, the Midnight Shares will, subject to the terms of any particular plan, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan and a tax-free savings account ("TFSA").  Notwithstanding that the Midnight Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Midnight Shares held in the TFSA if such Midnight Shares are a "prohibited investment" for the purposes of the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
PROVIDENT UNITHOLDERS

In the opinion of Andrews Kurth llp, U.S. tax counsel to Provident, subject to the limitations described below, the following discussion summarizes certain U.S. federal income tax consequences of the Arrangement that are generally applicable to U.S. Holders (as defined below).  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, the Income Tax Convention between the United States and Canada (the "Tax Convention") and interpretations of the foregoing, all as of the date hereof.  All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in U.S. federal income tax consequences that are materially different than those described below. No ruling has been or will be sought from the U.S. Internal Revenue Service (the "IRS") with respect to the matters described below, and consequently, there is no assurance that the IRS will agree with the following description of the tax consequences of the Arrangement.

The following discussion does not purport to address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such holder's particular circumstances.  This discussion is addressed only to U.S. Holders that hold Provident Units (and, following the completion of the Arrangement, Pace Shares) as a capital asset within the meaning of Section 1221 of the Code. Furthermore, the following discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as (i) financial institutions, real estate investment trusts, regulated investment companies and insurance companies, (ii) tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, (iii) traders in securities that elect to use a mark-to-market method of accounting, (iv) dealers in securities or currencies, (v) persons that own Provident Units (or, following the completion of the Arrangement, Pace Shares) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment, (vi) persons that acquired their Provident Units in connection with the exercise of employee stock options or otherwise in connection with compensation for services, (vii) persons that own directly, indirectly or constructively 5% or more of the voting power or value of the outstanding equity interests of Provident (or, following the completion of the Arrangement, Pace Oil & Gas), (viii) persons whose "functional currency" is not the U.S. dollar, (ix) U.S. expatriates and (x) persons that are not U.S. Holders. In addition, this discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift or other non-income tax, or any state, local or non-U.S. tax consequences of (i) the Arrangement or (ii) the ownership and disposition of Pace Shares received pursuant to the Arrangement.  This discussion is not intended to be, and should not be construed as, legal or U.S. federal income tax advice. Each Holder of Provident Units should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

The discussion below assumes that Provident is properly treated as a foreign corporation for U.S. federal income tax purposes, even though it is organized as an open-ended unincorporated investment trust under Canadian law.

The opinion of Andrews Kurth llp relies on certain representations made by Provident and Midnight, is based on certain assumptions and is subject to the limitations and qualifications set forth in this discussion. These representations are made as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant. The assumptions on which this discussion is based include that the relevant facts are as described in this Information Circular, that after completion of the Arrangement, Provident Unitholders will own at least 80% of the voting power and 80% of the number of shares of the then outstanding stock of Midnight and, following the amalgamation of Midnight and PERI#2, of Pace Oil & Gas, that there are no changes in law that would alter the conclusions expressed herein, that the Arrangement is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that representations made 'to the knowledge of' the authorized representatives of Provident or Midnight, or with similar qualification, are true and correct without regard to such qualification. If any of these representations or assumptions is not correct, this discussion should not be relied upon and the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described below.

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the IRS you are hereby notified that: any discussion in this Information Circular of U.S. federal income tax issues is not intended or written to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you by the IRS. The discussion was written to support the promotion or marketing of the transactions or matters addressed in this Information Circular. Each U.S. Holder should seek advice based on the U.S. Holder's particular circumstances from an independent tax advisor. No limitation has been imposed on disclosure of the tax treatment or tax structure of the transaction(s) described herein.

Scope of this Disclosure

U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of Provident Units (or, following completion of the Arrangement, Pace Shares) that is (i) a citizen or individual resident of the U.S. as determined for U.S. federal income tax purposes, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation without regard to the source or (iv) a trust if a U.S. court has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of Provident Units (or, following completion of the Arrangement, Pace Shares), the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Provident Units or Pace Shares is urged to consult its own tax advisor regarding the tax consequences (including the potential applicability of a tax treaty) of the Arrangement.

Non-U.S. Holders

A "Non-U.S. Holder" is a beneficial owner of Provident Units that is not a U.S. Holder.  This summary does not address the U.S. federal income tax considerations of the Arrangement to Non-U.S. Holders. Non-U.S. Holders should consult their own tax advisor regarding the tax consequences (including the potential applicability of a tax treaty) of the Arrangement.

The Arrangement

Treatment as a Tax Deferred Transaction

Except as described below in the discussion of the passive foreign investment company ("PFIC") rules, the exchange by a U.S. Holder of the Share Consideration Percentage of each Provident Unit held by such Holder for Pace Shares pursuant to the Arrangement will more likely than not qualify as a tax deferred transaction under the Code, provided that the exercise of Dissent Rights does not result in ownership by Provident Unitholders after completion of the Arrangement of less than 80% of the voting power and 80% of the number of shares of each class of then outstanding stock of Midnight and, following the amalgamation of Midnight and PERI#2, of Pace Oil & Gas.  However, tax deferred treatment will apply to a U.S. Holder that is a "five-percent shareholder" only if the U.S. Holder timely files with the IRS a "gain recognition agreement" in the form provided in Treasury Regulation Section 1.367(a)-8. In general, a "five-percent shareholder" is a person that will directly own, or will be treated, by reason of the applicable related-person attribution rules, as constructively owning, at least 5% of either the total voting power or total value of the stock of Midnight outstanding immediately after the exchange, or following the amalgamation of Midnight and PERI#2, of Pace Oil & Gas.  A five-percent shareholder that does not file this gain recognition agreement will recognize gain (but not loss) on the exchange of Provident Units for Pace Shares pursuant to the Arrangement. A U.S. Holder that may become a five-percent shareholder should consult its own tax advisor about the special rules and time-sensitive procedures that must be followed, including the requirement to file a gain recognition agreement with the IRS, in order for the exchange to qualify as a tax deferred transaction to such U.S. Holder for U.S. federal income tax purposes.

If the exchange of Provident Units for Pace Shares pursuant to the Arrangement is tax-free to a U.S. Holder, the following tax consequences generally will result:

•	no gain or loss will be recognized by the U.S. Holder on the exchange of Provident Units for Pace Shares pursuant to the Arrangement;

•
the aggregate tax basis in the Pace Shares acquired in exchange for Provident Units pursuant to the Arrangement will be equal to the U.S. Holder's aggregate tax basis in its Provident Units multiplied by the Share Consideration Percentage;

•
the U.S. Holder's holding period in the Pace Shares acquired in exchange for Provident Units pursuant to the Arrangement will include the U.S. Holder's holding period for the Provident Units exchanged; and

•
U.S. Holders that exchange Provident Units for Pace Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

Treatment as a Taxable Transaction

If the exchange of Provident Units for Pace Shares pursuant to the Arrangement does not qualify as a tax deferred transaction for U.S. federal income tax purposes, U.S. Holders would be required to recognize dividend income and/or taxable gain or loss.

U.S. Holders Exercising Dissent Rights

If a U.S. Holder exercises Dissent Rights and is paid cash for all of its Provident Units (and the U.S. Holder no longer actually or constructively owns any Provident Units), the U.S. Holder will be treated as having exchanged the Provident Units for cash and generally will recognize gain or loss equal to the difference between the amount of cash (or, in the case of foreign currency, the U.S. dollar value of the foreign currency) received and such U.S. Holder's tax basis in the Provident Units surrendered in the exchange. Such gain or loss would be capital gain or loss and would be long-term if the U.S. Holder's holding period for the Provident Units was greater than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to limitations under the Code.

Passive Foreign Investment Company

The foregoing discussion assumes that Provident was not a PFIC for any taxable year during which a U.S. Holder held Provident Units, including the year in which the Arrangement occurs. If Provident were classified as a PFIC in any such year, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder would be as described below.  A non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (i) at least 75% of its gross income is passive income (as defined for such purpose) or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of such passive income.

Provident believes that it did not constitute a PFIC during its tax year ended December 31, 2009 and, based on its current business operations, will not become a PFIC prior to the Arrangement. However, PFIC classification is fundamentally factual in nature.  Furthermore, there are significant uncertainties concerning the application of the PFIC rules to the operations and assets of Provident and its subsidiaries.  Consequently, there can be no assurance that Provident was not a PFIC in the past or will not become a PFIC prior to the Arrangement.  Neither an opinion of counsel nor a ruling from the IRS will be obtained regarding whether Provident has been or will become a PFIC. If Provident were classified as a PFIC for any taxable year during which a U.S. Holder held Provident Units (and certain elections had not been made by the holder), the Arrangement generally would be treated as a taxable exchange even if it otherwise would qualify as a tax deferred transaction and, in such case, all or part of any gain recognized on the exchange would be taxed as ordinary income rather than capital gain and an interest charge would be imposed on the portion of the gain ratably allocated to prior years in which the U.S. Holder owned the Provident Units. Various elections are available under which these tax consequences could be avoided by taking into account income and gain in prior years in which the U.S. Holder owned the Units.

U.S. Holders of Provident Units should consult their tax advisors regarding the potential status of Provident as a PFIC, the tax consequences of such status to them and any special elections that may be available to them under their particular circumstances.

Ownership and Disposition of Pace Shares Received in the Arrangement

Dividends

Except as described below in the discussion of "PFIC Status of Pace Oil & Gas", the gross amount of any distribution of cash or property (other than in liquidation) to a U.S. Holder of Pace Shares (inclusive of any Canadian tax withheld from the distribution) generally will be includible in income by the U.S. Holder as a dividend to the extent of Pace Oil & Gas's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally available to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of Pace Oil & Gas's current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Pace Shares and then as capital gain, which will be long term if the U.S. Holder's holding period in the Pace Shares is greater than one year at the time of the distribution.

If Pace Oil & Gas is eligible for benefits under the Tax Convention, dividends received before January 1, 2011 by non-corporate U.S. Holders, including individuals, will be "qualified dividend income" provided certain holding period and other requirements are met (including a requirement that Pace Oil & Gas not be a PFIC in the year of the dividend or the preceding year). Qualified dividends are subject to a maximum U.S. federal income tax rate of 15% until January 1, 2011, after which dividend income will be taxed at ordinary income tax rates unless the law is changed to extend the availability of reduced tax rates for qualified dividends.  Midnight does not currently or in the foreseeable future contemplate the declaration of any dividends on the Pace Shares.

Sale, Exchange or Other Taxable Disposition of Pace Shares

Except as described below under "PFIC Status of Pace Oil & Gas", for U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on a taxable disposition of Pace Shares equal to the difference between the amount realized in the disposition and the U.S. Holder's adjusted tax basis in the Pace Shares disposed of. Such gain or loss will be a capital gain or loss and will be long-term if the Pace Shares were held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to limitations under the Code.

PFIC Status of Pace Oil & Gas

Special, and generally unfavourable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime.  In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

Midnight believes that it did not constitute a PFIC during its tax years ended December 31, 2008 and 2009, and based on its current business operations and financial expectations, that it should not become a PFIC during its current tax year.  Midnight has not made a determination as to its PFIC status as to its prior tax years.

Based on current business plans and financial expectations, Midnight does not expect Pace Oil & Gas to be classified as a PFIC for the taxable year which includes the day after the Arrangement.

However, the determination of whether or not Midnight or Pace Oil & Gas is a PFIC for any tax year is made on an annual basis and is based on the types of income Midnight or Pace Oil & Gas earns and the types and value of Midnight's or Pace Oil & Gas's assets from time to time, all of which are subject to change.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Furthermore, whether Midnight or Pace Oil & Gas will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Midnight or Pace Oil & Gas concerning its PFIC status or that Midnight or Pace Oil & Gas will not be a PFIC for any taxable year.

U.S. Holders should consult their own tax advisor regarding the potential status of Pace Oil & Gas as a PFIC, the tax consequences of such status to them and any special elections that may be available to them under their particular circumstances.

Other Considerations

Foreign Tax Credit

Tax withheld by Canadian taxing authorities with respect to distributions to a U.S. Holder may, subject to complex limitations, be claimed as a foreign tax credit against the U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit or deduction.

The Receipt of Canadian Currency

If a cash-basis U.S. Holder receives Canadian currency in connection with the exercise of Dissent Rights or on a taxable disposition of Pace Shares (collectively, a "Disposition"), the amount realized will be based on the U.S. dollar value of the Canadian currency received on the settlement date of the Disposition. An accrual-basis U.S. Holder may elect the same treatment, provided the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the currency on the date of the Disposition and its value on the date of payment. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized on the Disposition. If the Canadian dollars are not converted into U.S. dollars on the date of receipt, the U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. A U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. If the Canadian currency were converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual holder should not recognize gain or loss on the conversion.

Taxable dividends on Pace Shares that are paid in Canadian dollars will be included in the gross income of U.S. Holders, translated into U.S. dollars by reference to the prevailing exchange rate on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are actually converted into U.S. dollars at that time. If Canadian dollars are received and are not converted into U.S. dollars, U.S. Holders will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. A U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes.

U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding on the disposition of Provident Units pursuant to the Arrangement or on dividends on Pace Shares or proceeds from the disposition of Pace Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability if the required information is timely furnished to the IRS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
MIDNIGHT SHAREHOLDERS

The following is a general summary of certain U.S. federal income tax considerations applicable to a Midnight U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Pace Shares received pursuant to the Arrangement.  This summary does not address any tax consequences to Provident Unitholders receiving Midnight Shares pursuant to the Arrangement, or the exchange of such Provident Unitholders' Midnight Shares for Pace Shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a Midnight U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Pace Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular Midnight U.S. Holder that may affect the U.S. federal income tax consequences to such Midnight U.S. Holder, including specific tax consequences to a Midnight U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any Midnight U.S. Holder.  Each Midnight U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Pace Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences to Midnight U.S. Holders as a result of the Arrangement and the ownership, and disposition of Pace Shares received pursuant to the Arrangement.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW).  THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

Midnight U.S. Holders

For purposes of this summary, the term "Midnight U.S. Holder" means a beneficial owner of Midnight Shares participating in the Arrangement (or after the Arrangement, Pace Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-Midnight U.S. Holders

For purposes of this summary, a "non-Midnight U.S. Holder" is a beneficial owner of Midnight Shares participating in the Arrangement or exercising Dissent Rights that is not a Midnight U.S. Holder.  This summary does not address the U.S. federal income tax consequences applicable to non-Midnight U.S. Holders arising from the Arrangement, or the ownership, and disposition of Pace Shares received pursuant to the Arrangement.  Accordingly, a non-Midnight U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Pace Shares received pursuant to the Arrangement.

Transactions and Persons Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•
the exchange of Provident Units for Midnight Shares pursuant to the Arrangement, or any other transaction (including those transactions contemplated by the Arrangement) involving Provident, Provident Units or the Provident Unitholders;

•	any conversion into Provident Units, Midnight Shares or Pace Shares of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Provident Units, Midnight Shares or Pace Shares; and

•	any transaction, other than the Arrangement, in which Pace Shares are acquired.

In addition, this summary does not address the U.S. federal income tax consequences to other persons not specifically addressed in this summary, including, without limitation, the Provident Unitholders, Provident or any affiliate thereof, or Pace Oil & Gas or any affiliate thereof.

Midnight U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to Midnight U.S. Holders that are subject to special provisions under the Code, including the following Midnight U.S. Holders: (a) Midnight U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) Midnight U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) Midnight U.S. Holders that are that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) Midnight U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) Midnight U.S. Holders that own Midnight Shares (or after the Arrangement, Pace Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) Midnight U.S. Holders that acquired Midnight Shares (or after the Arrangement, Pace Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) Midnight U.S. Holders that hold Midnight Shares (or after the Arrangement, Pace Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); and (i) Midnight U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Midnight Shares (or after the Arrangement, Pace Shares).  This summary also does not address the U.S. federal income tax considerations applicable to Midnight U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Midnight Shares (or after the Arrangement, Pace Shares) in connection with carrying on a business in Canada; (d) persons whose Midnight Shares (or after the Arrangement, Pace Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  Midnight U.S. Holders that are subject to special provisions under the Code, including Midnight U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Pace Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Midnight Shares (or after the Arrangement, Pace Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership Pace Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Pace Shares received pursuant to the Arrangement.

Other Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to Midnight U.S. Holders resulting from the Arrangement or the ownership and disposition of Pace Shares received pursuant to the Arrangement.  Each Midnight U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the Arrangement and the ownership, and disposition of Pace Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

The consolidation of Midnight Shares (the "Midnight Consolidation") should be characterized as a tax-deferred transaction under the Code (a "Tax-Deferred Transaction").  In addition, the amalgamation of Midnight and PERI#2 (the "Midnight Amalgamation") should also qualify as a Tax-Deferred Transaction.

Neither Midnight nor Pace Oil & Gas has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement.  Accordingly, there can be no assurance that the IRS will not challenge the status of the Midnight Consolidation or the Midnight Amalgamation as a Tax-Deferred Transaction, or that the U.S. courts will uphold the status of the Midnight Consolidation or the Midnight Amalgamation as a Tax-Deferred Transaction, in the event of an IRS challenge.  The tax consequences of the Midnight Consolidation and the Midnight Amalgamation qualifying as Tax-Deferred Transactions are discussed below. Midnight U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction

If the Midnight Consolidation and the Midnight Amalgamation each qualify as a Tax-Deferred Transaction, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for Midnight U.S. Holders:

(a)	no gain or loss will be recognized by a Midnight U.S. Holder on the exchange of Midnight Shares for Pace Shares pursuant to the Arrangement;

(b)
the tax basis of a Midnight U.S. Holder in the Pace Shares acquired in exchange for Midnight Shares pursuant to the Arrangement will be equal to such Midnight U.S. Holder's tax basis in the Midnight Shares exchanged;

(c)
the holding period of a Midnight U.S. Holder for the Pace Shares acquired in exchange for Midnight Shares pursuant to the Arrangement will include such Midnight U.S. Holder's holding period for Midnight Shares; and

(d)
Midnight U.S. Holders who exchange Midnight Shares for Pace Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a Midnight U.S. Holder's treatment of the Arrangement as a Tax-Deferred Transaction.  If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction.

Midnight U.S. Holders Exercising Dissent Rights

A Midnight U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such Midnight U.S. Holder's Midnight Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such Midnight U.S. Holder in exchange for Midnight Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such Midnight U.S. Holder in such Midnight Shares surrendered.  Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Midnight Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a Midnight U.S. Holder that is an individual, estate, or trust.  Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Pace Shares

Distributions With Respect to Pace Shares

Subject to the PFIC rules discussed below, a Midnight U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Pace Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Pace Oil & Gas, as determined under U.S. federal income tax rules.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Pace Oil & Gas, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a Midnight U.S. Holder's tax basis in the Pace Shares, and (b) thereafter, as gain from the sale or exchange of such Pace Shares.  (See more detailed discussion below under the heading "Disposition of Pace Shares").  However, Pace Oil & Gas may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each Midnight U.S. Holder therefore may have to assume that any distribution by Pace Oil & Gas with respect to Pace Shares will constitute ordinary dividend income.  Dividends paid on the Pace Shares generally will not be eligible for the "dividends received deduction" generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2011, a dividend paid by Pace Oil & Gas generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Pace Oil & Gas is a "qualified foreign corporation" (as defined below), (b) the Midnight U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Pace Oil & Gas generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) Pace Oil & Gas is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Pace Shares are readily tradable on an established securities market in the U.S.  However, even if Pace Oil & Gas satisfies one or more of such requirements, Pace Oil & Gas will not be treated as a QFC if Pace Oil & Gas is a PFIC for the tax year during which Pace Oil & Gas pays a dividend or for the preceding tax year.  (See more detailed discussion below under the heading "Passive Foreign Investment Company Rules").

If Pace Oil & Gas is not a PFIC, but a Midnight U.S. Holder otherwise fails to qualify for the preferential tax rate discussed in the preceding paragraph, a dividend paid by Pace Oil & Gas to a Midnight U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each Midnight U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Pace Shares

A Midnight U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Pace Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such Midnight U.S. Holder's tax basis in the Pace Shares sold or otherwise disposed of.  Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Pace Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a Midnight U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a Midnight U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Midnight or Pace Oil & Gas is or becomes a PFIC for any tax year in which a Midnight U.S. Holder held Midnight Shares or Pace Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to Midnight U.S. Holders of the Arrangement or the ownership and disposition of Pace Shares received pursuant to the Arrangement.  A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (1) at least 75 percent of its gross income is "passive" income or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income, determined on a quarterly average basis.

Special, and generally unfavourable, rules are applicable to Midnight U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the Midnight U.S. Holder makes a timely and effective election to be taxed under an alternative regime.  In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by Midnight U.S. Holders that are not corporations.

Midnight believes that it did not constitute a PFIC during its tax years ended December 31, 2008 and 2009, and based on its current business operations and financial expectations, that it should not become a PFIC during its current tax year.  Midnight has not made a determination as to its PFIC status as to its prior tax years.

Based on current business plans and financial expectations, Midnight does not expect Pace Oil & Gas to be classified as a PFIC for the taxable year which includes the day after the Arrangement.

However, the determination of whether or not Midnight or Pace Oil & Gas is a PFIC for any tax year is made on an annual basis and is based on the types of income Midnight or Pace Oil & Gas earns and the types and value of Midnight's or Pace Oil & Gas's assets from time to time, all of which are subject to change.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Furthermore, whether Midnight or Pace Oil & Gas will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Midnight or Pace Oil & Gas concerning its PFIC status or that Midnight or Pace Oil & Gas will not be, a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A Midnight U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Pace Shares may be entitled, at the election of such Midnight U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a Midnight U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a Midnight U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a Midnight U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a Midnight U.S. Holder's U.S. federal income tax liability that such Midnight U.S. Holder's "foreign source" taxable income bears to such Midnight U.S. Holder's worldwide taxable income.  In applying this limitation, a Midnight U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a Midnight U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Pace Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a Midnight U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each Midnight U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a Midnight U.S. Holder in connection with the ownership of Pace Shares, or on the sale, exchange or other taxable disposition of Pace Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, Midnight U.S. Holders exercising Dissent Rights under the Arrangement), will be included in the gross income of a Midnight U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a Midnight U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any Midnight U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each Midnight U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of Midnight U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  Midnight U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Pace Shares generally may be subject to information reporting and backup withholding tax (currently,  28%) if a Midnight U.S. Holder (a) fails to furnish such U.S.  Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such Midnight U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such Midnight U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such Midnight U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a Midnight U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such Midnight U.S. Holder furnishes required information to the IRS in a timely manner.  Each Midnight U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

RISK FACTORS

Provident Unitholders and Midnight Shareholders should carefully consider the following risk factors, as well as the risk factors incorporated by reference in this Information Circular, before making a decision to approve the Provident Arrangement Resolution or the Midnight Arrangement Resolution, as applicable.

Risk Factors Relating to the Arrangement

Provident and Midnight may not realize the anticipated benefits of the Arrangement

Provident and Midnight are proposing to complete the Arrangement to strengthen their positions in the midstream business and oil and natural gas industry, respectively, and to create the opportunity to realize certain benefits including, among other things, those set forth in the Information Circular under "The Arrangement — Anticipated Benefits of the Arrangement''.  Achieving the benefits of the Arrangement depends in part on the ability of each of Provident and Midnight to effectively capitalize on its scale, scope and leadership position in their industries, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of their asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of the Arrangement.  A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of the COGP Business Unit and Midnight's existing business

The ability of Midnight to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Midnight's ability to realize the anticipated growth opportunities and synergies from integrating the COGP Business Unit and Midnight's businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of Midnight following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Midnight to achieve the anticipated benefits of the Arrangement.

Provident and Midnight may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all

Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain regulatory requirements or the receipt of all necessary regulatory and Provident Unitholder and Midnight Shareholder approvals. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Provident and Midnight or the trading price of the Provident Units and Pace Shares, after completion of the Arrangement. Unless the failure to obtain required third party approvals or consents would have a Material Adverse Effect on either Provident or Midnight, or upon completion of the Arrangement, the Parties will be required to complete the Arrangement notwithstanding the failure to receive such consents or approvals. See  "Arrangement Agreement — Conditions Precedent to the Arrangement" and "Procedure for Arrangement Becoming Effective".

Provident and Pace Oil & Gas may be unable to obtain the necessary levels of financing on acceptable terms, or at all, following completion of the Arrangement

Upon the expiration of the existing Provident credit facilities and the existing Midnight credit facilities, Provident and Pace Oil & Gas (formerly Midnight) may be unable to obtain a level of credit under new credit facilities on a basis equivalent to the borrowing base of the aggregate of such existing Provident and Pace Oil & Gas facilities on acceptable terms, or at all.  If, upon such expirations, Provident and Pace Oil & Gas are unable to obtain a level of credit on acceptable terms necessary to fund its operations and capital programs, as currently contemplated, Provident and Pace Oil & Gas may not have other sufficient sources of financing which could result in the curtailment of such operations or capital programs. In addition, any new credit facilities that Provident and Pace Oil & Gas enter into, or alternative sources of financing that Provident and Midnight may obtain, may be on terms that are less favorable than the terms of the existing credit facilities, which could have a material adverse impact on the future financial position, capital projects and growth opportunities of Provident or Pace Oil & Gas.

The amount of any distributions paid by Provident will not be guaranteed

Provident currently pays regular monthly cash distributions on the Provident Units, and it is currently anticipated that, following completion of the Arrangement, Provident will continue to pay monthly cash distributions on the Provident Units. See "Information Concerning Provident Energy Trust - Distribution History".  However, in the future such distributions may be discontinued or the amount of any such distributions paid may fluctuate. The declaration, amount and date of payment of any distributions by Provident will be determined by the Provident Board from time to time and will be subject to, among other things, earnings, cash flows, financial requirements and other conditions prevailing at that time.

Following the Arrangement, the trading price of the Provident Units and Pace Shares may be volatile

The trading price of the Provident Units and Pace Shares have been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that Provident and Pace Oil & Gas sell and purchase;

•	current events affecting the economic situation in Canada, the United States and internationally;

•	trends in the oil and gas industry;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	the economics of current and future projects of Provident and Pace Oil & Gas;

•	quarterly variations in operating results;

•	the operating and security price performance of other trusts and companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by Provident or Pace Oil & Gas, or the perception that such issuance may occur; and

•	purchases or sales of blocks of Provident Units or Pace Shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of Provident Units and Pace Oil & Gas, regardless of the relative operating performance and could cause the market price of such securities to decline.

Following completion of the Arrangement, Provident and Pace Oil & Gas may issue additional equity securities

Following completion of the Arrangement, each of Provident and Pace Oil & Gas may issue equity securities to finance its activities, including in order to finance acquisitions. If either Provident or Pace Oil & Gas were to issue securities, a holder of such securities may experience dilution in the cash flow or earnings per unit/share of Provident or Pace Oil & Gas.  Moreover, as the intention to issue additional equity securities becomes publicly known, the Provident Unit or Pace Share price may be materially adversely affected.

Risk Factors Relating to the COGP Business Unit

An investment in Midnight Shares (and the Pace Shares upon completion of the Arrangement) as a result of the combination of Midnight and the COGP Business Unit is subject to certain risks.  The risks associated with the COGP Business Unit are described under the heading "Risk Factors - Oil and Gas Production Risk Factors" in the Provident AIF and are incorporated by reference in this Information Circular.

Risk Factors Relating to Midnight

An investment in Midnight Shares (and the Pace Shares upon completion of the Arrangement) as a result of the combination of Midnight and the COGP Business Unit is subject to certain risks.  The risks associated with Midnight are described under the heading "Risk Factors" in the Midnight AIF and are incorporated by reference in this Information Circular.

Risk Factors Relating to Provident

An investment in Provident Units as a result of the sale of the COGP Business to Midnight is subject to certain risks.  The risks associated with the Provident's Midstream Business Unit are described under the heading "Risk Factors — Natural Gas Liquids Midstream Processing and Marketing Business Risk Factors" and "Risk Factors — General Risk Factors" in the Provident AIF and are incorporated by reference in this Information Circular.

INFORMATION CONCERNING PROVIDENT ENERGY TRUST

General

Provident is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Provident Trust Indenture. The head and principal offices of Provident are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1. The registered office of the Provident is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Summary Description of the Business of Provident

Provident indirectly holds interests in petroleum and natural gas properties and a natural gas liquids midstream processing and marketing business through its various other subsidiaries.  Cash flow from the petroleum and natural gas properties flows from its subsidiaries to Provident by way of royalty payments and interest payments and principal repayments on notes. Cash flow from Provident's midstream business flows from its subsidiaries to Provident by way of interest payments and principal repayments on notes and by way of partnership distributions from its subsidiaries to Provident.  Distributable income generated by the royalty payments, interest payments, principal repayments and partnership distributions is then distributed monthly to the Provident Unitholders.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of Provident at 2100, 250 - 2nd Street S.W., Calgary, Alberta, T2P 0C1 (Telephone (403) 296-2233) or by accessing the disclosure documents available through the internet on SEDAR at www.sedar.com.

The following documents, or portions thereof, of Provident have been filed with the securities commission or similar authority in certain of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the Provident AIF;

(b)
the audited comparative consolidated financial statements of Provident, together with the notes thereto and the auditors' report thereon, and management's discussion and analysis of the financial condition and operations of Provident as at and for the year ended December 31, 2009;

(c)
(i) the Provident Statement of Reserves; (ii) the Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator of McDaniel dated March 1, 2010; (iii) the Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator of AJM dated March 1, 2010; and (iv) the Form 51-101F3 - Report of Management and Directors on Reserves Data and Other Information dated March 11, 2010;

(d)	the Proxy Statement and Information Circular dated March 18, 2010 in connection with the annual and special meeting of Unitholders to be held on May 13, 2010; and

(e)	the material change report of Provident dated April 29, 2010 in respect of the Arrangement.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101, Short Form Prospectus Distributions, of the Canadian Securities Administrators to be incorporated by reference herein) filed by Provident with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

First Quarter Update

For the three months ended March 31, 2010, Provident's upstream oil and natural gas production averaged 13,129 boed comprised of 4,555 bblsd of crude oil and NGLs and 51,442 mcfd of natural gas.  Capital spending totalled $22.3 million in the first quarter of 2010.  The first quarter capital program was focused on facility expansion and upgrade activities related to the conversion of crude oil producing wells into water injectors in Dixonville, equipment and facility work associated with the 2009/2010 winter drilling program in North West Alberta, and ongoing drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities in Southern Alberta.

Subsequent to the disposition of the West Central Alberta assets on March 1, 2010, Provident's upstream production for the month of March averaged 10,290 boed comprised of 3,777 bblsd of crude oil and NGLs and 39,075 mcfd of natural gas.

Midstream Hedge Buyout and NGL Forward Selling Program

Concurrently with the announcement of the Arrangement on April 19, 2010, Provident announced it had completed the buyout of all fixed price crude oil and natural gas swaps associated with its Midstream Business Unit for a total cost of approximately $196 million. The buyout of Provident's forward mark to market positions will allow Provident to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to one year.  Based on the current forward price strip, the buyout of the existing fixed price hedges will result in an increase in funds flow from operations (excluding the one-time cost of the hedge buyout in the second quarter of 2010), and will enhance the ability of the Midstream Business Unit to pay cash distributions in future years.

Specifically, Provident has settled all fixed price derivative positions that were designed to protect a minimum crude to gas or frac spread ratio for the remainder of 2010, 2011, 2012 and 2013. The buyout has eliminated all fixed price or non-participating derivative products on crude oil, natural gas and the Cdn/US foreign exchange rate. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory hedges that utilize financial derivative instruments based directly on underlying NGL products. Provident expects to realize a hedging loss of approximately $196 million in the second quarter of 2010 as a result of these transactions. Based on the current forward price strip, management expects that cash flow will increase by an amount approximating the cost of the buyout for the latter half of 2010 through 2013, as a result of increased participation in extraction margins.

Appointment of New President and Chief Executive Officer

Provident also announced on April 19, 2010, the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer and Director. Mr. Haughey succeeded Mr. Tom Buchanan who stepped down from his position as President, Chief Executive Officer and Director effective April 30, 2010.  Mr. Buchanan co-founded and has led Provident, and its predecessor Founder's Energy, since 1993.  Mr. Haughey is a seasoned executive with over 30 years of diverse energy experience. He held various executive roles with large North American energy infrastructure and commercial services businesses. Most recently he was responsible for Spectra Energy's Canadian midstream business and was President and Chief Executive Officer of Spectra Energy Income Fund.

Provident also announced that Mr. Cameron Vouri, President of the Upstream Business Unit, stepped down effective April 30, 2010 and that Mr. Daniel O'Byrne, the current Executive Vice President and Chief Operating Officer of Provident, would assume full responsibility for the Upstream Business Unit until the closing of the Arrangement, and would retire at that time.

Acquisition of Storage Facility

On March 31, 2010, Provident announced it had completed the acquisition of the hydrocarbon storage facility from Dow Chemical Canada ULC at Corunna Ontario, in the Sarnia area, for an undisclosed amount. Provident intends to utilize the Corunna facility for both operational and commercial storage purposes.  Provident's 2010 capital budget includes approximately $17 million for facility maintenance and upgrades to expand the existing rail facilities at the site and to construct a truck loading terminal. Provident anticipates that the completion of these upgrades during the second half of the year will improve facility utilization and enhance commercial opportunities in the Sarnia area.

Distribution History

Provident Unitholders of record on a distribution record date are entitled to receive distributions paid by Provident in respect of that month. Cash distributions are made on or about the 15th day following the end of each calendar month to Provident Unitholders of record on or about the 20th business day of each preceding calendar month or such other date as determined from time to time by the Provident Trustee.

The following table sets forth the per-Provident Unit amount of monthly cash distributions declared and paid by Provident in 2010.

	Distribution Amount (Cdn$)	Distribution Amount (US$)
January	$0.06	$0.06
February	$0.06	$0.06
March	$0.06	$0.06
Total to date for 2010	$0.18	$0.18

Since its inception to the end of March 2010, Provident has paid an aggregate of $14.70 (U.S.$11.45) in cash distributions to Provident Unitholders.  Provident has announced a distribution of $0.06 (U.S.$0.06) per Provident Unit payable on May 14, 2010 to Provident Unitholders of record on April 22, 2010.

For additional information respecting historical distribution payments to Provident Unitholders, including the factors influencing the amount available for distribution to Provident Unitholders, see "Record of Cash Distributions" in the Provident AIF.

The historical distribution payments described above and incorporated by reference herein and the distributions paid by Provident in 2010 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Provident Board and may vary depending on, among other things, current and anticipated commodity prices.

The Provident Board will continue to set the distribution on a monthly basis and intends to pay a $0.06 monthly cash distribution to Provident Unitholders, up to and beyond the Provident Meeting.  Following the successful conclusion of the Arrangement, Provident's distribution policy will be designed to provide adequate cash flow to fund facility maintenance and a modest growth program, while maintaining a competitive level of debt. Subject to current forward commodity price assumptions, management currently estimates that Provident will be in a position to distribute $0.06 per month as a stand-alone trust through the remainder of 2010.

Price Range and Trading Volume of Provident Units and Provident Debentures

The outstanding Provident Units are listed and posted for trading on the TSX under the symbol "PVE.UN" and on the NYSE under the symbol "PVX."  The Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures of Provident are listed and posted for trading on the TSX under the symbol "PVE.DB.C" and "PVE.DB.D", respectively.

The following tables set forth the price range for and trading volume of the Provident Units as reported by the TSX and NYSE, as well as the price range for and trading volume of the Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures of Provident as reported by the TSX, for the periods indicated.

TSX - PVE.UN
	Unit Price($)
Period	High	Low	Volume (000's)
2009
January	6.61	5.33	6,068
February	5.66	3.59	6,591
March	5.17	2.90	9,219
April	5.61	4.50	5,894
May	6.50	5.23	9,736
June	6.43	5.38	7,180
July	5.65	4.69	6,309
August	5.85	5.40	5,421
September	6.46	5.54	5,880
October	7.22	5.64	7,290
November	7.36	6.46	6,144
December	7.35	6.71	4,912
2010
January	8.59	7.07	7,183
February	8.61	7.82	4,455
March	8.61	7.57	7,408
April	8.51	7.68	11,887
May 1 to 10	8.34	7.28	3,650

NYSE - PVX
	Unit Price (U.S.$)
Period	High	Low	Volume (000's)
2009
January	5.60	4.31	26,393
February	4.60	2.88	26,909
March	4.20	2.23	39,274
April	4.60	3.55	22,340
May	5.56	4.40	31,638
June	5.70	4.67	29,547
July	5.12	4.00	24,682
August	5.37	4.95	20,977
September	6.08	5.00	26,381
October	6.87	5.19	41,871
November	6.99	6.01	35,888
December	6.90	6.35	26,232
2010
January	8.28	6.76	39,690
February	8.21	7.30	29,248
March	8.40	7.44	30,352
April	8.51	7.60	37,156
May 1 to 10	8.26	6.89	16,572

On April 19, 2010, the last trading day on which the Provident Units traded prior to announcement of the Arrangement, the closing price of the Provident Units on the TSX was $7.89 and on the NYSE was U.S. $7.78.  On May 10, 2010, the closing price of the Provident Units on the TSX was $7.63 and on the NYSE was U.S.$7.45.

TSX - PVE.DB.C
	Debenture Price($)
Period	High	Low	Volume (000's)
2009
January	78.00	65.00	9,360
February	78.97	70.75	5,130
March	74.00	60.00	10,990
April	78.00	72.60	36,680
May	89.50	77.50	75,500
June	92.50	87.01	74,250
July	94.74	92.00	13,960
August	99.49	94.26	19,395
September	99.00	97.80	18,680
October	99.79	97.81	77,450
November	102.00	98.31	23,510
December	103.00	100.01	7,890
2010
January	102.94	100.81	17,420
February	102.45	101.00	7,445
March	102.20	101.25	13,340
April	102.18	101.01	15,000
May 1 to 10	101.75	101.06	27,800

On April 19, 2010, the last trading day on which the Initial 6.5 Percent Debentures traded prior to announcement of the Arrangement, the closing price of the Initial 6.5 Percent Debentures on the TSX was $101.59.  On May 10, 2010, the closing price of the Initial 6.5 Percent Debentures on the TSX was $101.75.

TSX - PVE.DB.D
	Debenture Price($)
Period	High	Low	Volume (000's)
2009
January	88.00	77.95	8,930
February	82.99	78.00	5,640
March	80.00	70.00	140,780
April	85.00	79.00	55,140
May	93.00	84.95	32,430
June	96.00	93.25	17,320
July	97.00	94.50	60,030
August	99.50	96.50	47,030
September	99.99	98.25	36,240
October	100.00	98.56	27,420
November	101.75	99.50	25,950
December	101.99	100.50	14,930
2010
January	102.24	100.50	64,200
February	102.47	100.90	32,110
March	103.50	101.56	9,010
April	102.49	100.90	80,470
May 1 to 10	101.72	101.00	69,700

On April 19, 2010, the last trading day on which the Supplemental 6.5 Percent Debentures traded prior to announcement of the Arrangement, the closing price of the Supplemental 6.5 Percent Debentures on the TSX was $101.60.  On May 10, 2010, the closing price of the Supplemental 6.5 Percent Debentures on the TSX was $101.75.

Legal Proceedings

There are no outstanding legal proceedings material to Provident to which Provident or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Provident are Pricewaterhouse Coopers llp, Chartered Accountants.  The transfer agent and registrar for the Provident Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.  Pricewaterhouse Coopers llp is independent of Provident in accordance with the auditor's rules of professional conduct in Canada.

Additional Information

Additional information relating to Provident is available on SEDAR at www.sedar.com. Financial information concerning Provident is provided in its financial statements for the year ended December 31, 2009 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

INFORMATION CONCERNING MIDNIGHT OIL EXPLORATION LTD.

General

Midnight was incorporated on September 10, 2004 under the ABCA.  The head office of Midnight is located at 2500, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4.  The registered office of Midnight is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9. Midnight has one subsidiary Midnight Oil Resources Ltd., which, together with Midnight, are the partners of Midnight Oil Exploration Partnership, a general partnership organized under the laws of the Province of Alberta.

Summary Description of the Business of Midnight

Midnight is a natural gas and crude oil exploration, development and production company. The primary activities of Midnight are focused in two core areas: the Peace River Arch and Red Earth, both located in Alberta. Midnight pursues a risk-balanced portfolio of exploration and development targeting formations of the Cretaceous and Triassic periods. Selected acquisitions may be used to broaden Midnight's production base and to add to its inventory of opportunities.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations of Midnight at 2500, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4 (Telephone (403) 303-8510) or by accessing the disclosure documents available through the internet on SEDAR at www.sedar.com.

The following documents, or portions thereof, of Midnight have been filed with the securities commission or similar authority in certain of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the Midnight AIF;

(b)
the audited consolidated financial statements of Midnight, together with the notes thereto and the auditors' report thereon, and management's discussion and analysis of the financial condition and operations of Midnight as at and for the year ended December 31, 2009;

(c)	the Proxy Statement and Information Circular dated April 6, 2010 in connection with the annual and special meeting of Midnight Shareholders to be held on May 20, 2010; and

(d)	the material change report of Midnight dated April 29, 2010 in respect of the Arrangement.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101, Short Form Prospectus Distributions, of the Canadian Securities Administrators to be incorporated by reference herein) filed by Midnight with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Midnight had an active capital program in the first quarter 2010, drilling 4 gross (2.4 net) wells and finishing the drilling of 2 wells that were spudded in December 2009.  During the quarter, a total of five gas wells (1.95 net) were tied-in and placed on production.  Included in this group was a  horizontal Cadomin well at Elmworth (55% Midnight) and a well at Bilbo (30% Midnight) which completed Midnight's 7 well earning obligation on the Bilbo farm-in lands. Midnight concluded its farmin obligations at Chinook Ridge by drilling 2 gross (0.9 net) wells. These Nikanassin sweet gas wells were both cased based on log and detailed chip sample analysis. Both of these wells also encountered prospective uphole zones and are scheduled to be completed later in 2010.  Furthermore, in Chinook Ridge, Midnight re-entered an existing well on joint lands (Midnight 50%) and deepened it to the Nikanassin. This well is awaiting completion when surface access permits. At Red Earth, Midnight drilled and completed a 100% oil well which was brought on production at the beginning of the second quarter at a rate of over 200 bbls oil per day.  Several follow-up locations to this light oil well are being evaluated for drilling as soon as weather and ground conditions permit.  Capital expenditures in the first quarter of 2010 totalled $14.9 million which included the drilling, completion and tie-in activities described above.

Production for the first quarter of 2010 averaged 2,011 boed consisting of 8,524 mcfd of natural gas and 591 boed of oil and NGLs.  Production for the period increased 32% over the comparative period in 2009 and 17% from the fourth quarter of 2009. The bulk of new production was added during March of 2010 with Midnight exceeding its production estimates of 1,800 to 1,900 boed for the quarter and exiting the quarter producing in excess of 2,500 boed.

At March 31, 2010, Midnight's net debt was $23.9 million on its $35 million credit facility. Midnight was required to incur and renounce $11 million of eligible expenditures under the terms of the flow-through share agreements entered into in 2009 and had completed all of its obligations as at March 31, 2010.

Dividend Policy

Midnight has not paid or declared any dividends on the outstanding Midnight Shares and has no intention of paying dividends in the foreseeable future. The payment of dividends depends upon Midnight's requirements to fund future growth, its financial condition and other factors that the Midnight Board may consider appropriate in the circumstances.

Price Range and Trading Volume of Midnight Shares

The outstanding Midnight Shares are listed and posted for trading on the TSX under the symbol "MOX". The following table sets forth the price range for and trading volume of the Midnight Shares as reported by the TSX for the periods indicated.

	Share Price($)
Period	High	Low	Volume (000's)
2009
January	0.99	0.67	254
February	0.85	0.77	302
March	0.87	0.67	1,052
April	1.60	0.80	2,416
May	1.39	1.01	1,848
June	1.25	0.95	2,317
July	1.10	0.90	483
August	1.12	0.97	2,040
September	1.18	0.93	6,011
October	1.17	0.96	3,173
November	1.13	0.96	2,530
December	1.09	0.95	4,432
2010
January	1.17	1.02	3,244
February	1.20	1.04	2,142
March	1.26	1.02	4,007
April	1.30	1.03	9,759
May 1 to 10	1.13	0.99	1,376

On April 19, 2010, the last trading day on which the Midnight Shares traded prior to announcement of the Arrangement, the closing price of the Midnight Shares was $1.05.  On May 10, 2010, the closing price of the Midnight Shares was $1.00.

Legal Proceedings

There are no outstanding legal proceedings material to Midnight to which Midnight or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Midnight are KPMG llp, Chartered Accountants.  The transfer agent and registrar for the Midnight Shares is Valiant Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.  KPMG llp is independent of Midnight in accordance with the auditor's rules of professional conduct of the Institute of Chartered Accountants of Alberta.

Additional Information

Additional information relating to Midnight is available on SEDAR at www.sedar.com. Financial information concerning Midnight is provided in its financial statements for the year ended December 31, 2009 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by each of: (i) the management of PEL to be used at the Provident Meeting; and (ii) by management of Midnight to be used at the Midnight Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of PEL and Midnight who will be specifically remunerated therefor. All costs of the solicitation for the Provident Meeting will be borne by Provident and all costs of the solicitation for the Midnight Meeting will be borne by Midnight.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Provident Units and a form of proxy for holders of Midnight Shares.

The Persons named in the enclosed forms of proxy are directors and officers of PEL or Midnight, as applicable. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at the applicable Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of: (i) in the case of Provident Unitholders, Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department by 9:00 a.m. (Calgary time) on June 24, 2010 or, if the Provident Meeting is adjourned, by 9:00 p.m. (Calgary time) on the second business day prior to the date of any adjournment of the Provident Meeting; and (ii) in the case of Midnight Shareholders, to the offices of Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (or by facsimile at (403) 233-2857) by 10:30 a.m. (Calgary time) on June 24, 2010, or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting.  Failure to so deposit a form of proxy shall result in its invalidation.

A Provident Unitholder or Midnight Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such securityholder or by his attorney duly authorized in writing or, if the Provident Unitholder or Midnight Shareholder is a corporation, by an officer or attorney thereof duly authorized, and: (i) in the case of Provident Unitholders, deposited at the offices of Computershare Trust Company of Canada not later than 9:00 a.m. (Calgary time) on June 24, 2010, or by 9:00 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Provident Meeting; or with the Chair of the Provident Meeting on the day of the Provident Meeting or adjournment(s) thereof; and (ii) in the case of Midnight Shareholders, deposited at the offices of Valiant Trust Company by 10:30 a.m. (Calgary time) on June 24, 2010, or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting; or with the Chair of the Midnight Meeting on the day of the Midnight Meeting or adjournment(s) thereof.

The Provident Record Date for determination of Provident Unitholders entitled to receive notice of and to vote at the Provident Meeting is May 10, 2010. Only Provident Unitholders whose names have been entered in the applicable register of Provident Units on the close of business on the Provident Record Date will be entitled to receive notice of and to vote at the Provident Meeting. Holders of Provident Units who acquire Provident Units after the Provident Record Date will not be entitled to vote such Provident Units at the Provident Meeting.

The Midnight Record Date for determination of Midnight Shareholders entitled to receive notice of and to vote at the Midnight Meeting is May 10, 2010. Only Midnight Shareholders whose names have been entered in the register of Midnight Shares on the close of business on the Midnight Record Date will be entitled to receive notice of and to vote at the Midnight Meeting. Holders of Midnight Shares who acquire Midnight Shares after the Midnight Record Date will not be entitled to vote such Midnight Shares at the Midnight Meeting.

Signature of Proxy

The applicable form of proxy must be executed by the Provident Unitholder or Midnight Shareholder, as applicable; or his or her attorney authorized in writing, or if the Provident Unitholder or Midnight Shareholder is a corporation, the applicable form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. А proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Provident or Midnight, as applicable).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Provident Unitholder or Midnight Shareholder appointing them. In the absence of such direction, the Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meetings.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying applicable form of proxy to consider a number of matters relating to the Arrangement that are not yet determined At the date of this Information Circular, management of PEL and Midnight know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings. Holders of Provident Units and the Midnight Shares who are planning on returning the accompanying applicable form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting Securities and Principal Holders Thereof

As at May 10, 2010, there were approximately 265,220,951 Provident Units issued and outstanding. To the knowledge of the directors and officers of PEL, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Provident Units entitled to more than 10% of the votes which may be cast at the Provident Meeting.

As at May 10, 2010, there were approximately 75,335,129 Midnight Shares issued and outstanding. To the knowledge of the directors and officers of Midnight, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Midnight Shares entitled to more than 10% of the votes which may be cast at the Midnight Meeting, other than BlackRock, Inc. (on behalf of its investment advisory subsidiaries) which controls or has investment discretion over 9,017,100 Midnight Shares (representing 11.9% of the outstanding Midnight Shares as at May 10, 2010).

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), PEL is not aware of any material interest, direct or indirect, of any informed person of Provident, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Provident's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Provident or any of its subsidiaries.

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), Midnight is not aware of any material interest, direct or indirect, of any informed person of Midnight, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Midnight's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Midnight or any of its subsidiaries.

For the purposes of this Information Circular an "informed person" means a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Provident or Midnight and any person or company who beneficially owns, directly or indirectly, voting securities of Provident or Midnight or who exercises control or direction over voting securities of Provident or Midnight or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Provident or Midnight, as applicable.

Procedure and Votes Required

The Interim Order provides that each holder of Provident Units and Midnight Shares at the close of business on the Provident Record Date and Midnight Record Date, as applicable, will be entitled to receive notice of, to attend and to vote at the applicable Meeting.

Pursuant to the Interim Order:

(a)
each Provident Unit entitled to be voted at the Provident Meeting will entitle the holder to one vote at the Provident Meeting in respect of the Provident Arrangement Resolution and the other matters to be considered at the Provident Meeting;

(b)
each Midnight Share entitled to be voted at the Midnight Meeting will entitle the holder to one vote at the Midnight Meeting in respect of the Midnight Arrangement Resolution and the other matters to be considered at the Midnight Meeting;

(c)
the number of votes required to pass the Provident Arrangement Resolution shall be not less than 66⅔% of the votes cast by Provident Unitholders, either in person or by proxy, at the Provident Meeting;

(d)	the number of votes required to pass the Midnight Arrangement Resolution shall be not less than 66⅔% of the votes cast by Midnight Shareholders, either in person or by proxy;

(e)
the quorum at the Provident Meeting shall be two persons entitled to vote thereat holding or representing not less than 5% of the outstanding Provident Units entitled to vote at the Provident Meeting; and

(f)	the quorum at the Midnight Meeting shall be two persons entitled to vote thereat holding or representing not less than 5% of the outstanding Midnight Shares entitled to vote at the Midnight Meeting.

APPENDIX А

PROVIDENT ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
the arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix D to the Joint Information Circular and Proxy Statement of Provident Energy Trust ("Provident") and Midnight Oil Exploration Ltd. ("Midnight") dated May 10, 2010 (the "Information Circular"), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2.
the arrangement agreement (the "Arrangement Agreement") dated April 19, 2010 among Provident, PEL, PERI and Midnight, a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of PEL may, without further notice to or approval of the holders of trust units of Provident, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.
any director or officer of PEL is hereby authorized, for and on behalf of PEL and on behalf of Provident, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.	capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

A-1

APPENDIX В

MIDNIGHT ARRANGEMENT RESOLUTION

ВЕ IT RESOLVED THAT:

1.
the arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit А to Appendix D to the Joint Information Circular and Proxy Statement of Provident Energy Trust ("Provident") and Midnight Oil Exploration Ltd. ("Midnight") dated May 10, 2010 (the "Information Circular"), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, be and are hereby authorized and approved;

2.
the arrangement agreement (the "Arrangement Agreement") dated April 19, 2010 among Provident, PEL, PERI and Midnight, а copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Midnight may, without further notice to or approval of the holders of common shares of Midnight, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.
any director or officer of Midnight is hereby authorized, for and on behalf of Midnight, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.	capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

B-1

APPENDIX C

INTERIM ORDER

Action No. 1001-06570

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the
Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving
Provident Energy Trust, certain wholly-owned subsidiaries of Provident Energy Trust, Midnight Oil Exploration Ltd.,
the trust unitholders of Provident Energy Trust and the
shareholders of Midnight Oil Exploration Ltd.

BEFORE THE HONOURABLE JUSTICE B.E.C. ROMAINE	) ) )	AT THE COURT HOUSE AT CALGARY, ALBERTA, ON MONDAY, THE 10th DAY OF MAY, 2010

INTERIM ORDER

UPON the Joint Petition (the "Petition") of Provident Energy Trust ("Provident") and Midnight Oil Exploration Ltd. ("Midnight") for an Interim Order under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA") with respect to a proposed plan of arrangement;

AND UPON reading the Affidavits of Mark Walker, the Senior Vice President Finance and Chief Financial Officer of Provident Energy Ltd., administrator of Provident, sworn May 10, 2010 (the "Provident Affidavit") and Judith A. Stripling, the Executive Vice President and Chief Financial Officer of Midnight, sworn May 10, 2010, (the "Midnight Affidavit"), and the documents referred to therein;

AND UPON hearing counsel for Provident and counsel for Midnight;

AND UPON noting that the Executive Director appointed under the ABCA (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the ABCA and is not opposing the application;

IT IS HEREBY ORDERED THAT:

General

6.
The capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Provident and Midnight (the "Information Circular"), a draft copy of which is attached as Exhibit "A" to each of the Provident Affidavit and the Midnight Affidavit (together, the "Affidavits"); and all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Exhibit A to the Arrangement Agreement attached as Appendix D to the Information Circular.

7.	The proposed course of action is an "arrangement" within the definition of the ABCA and the Petitioners may proceed with the Arrangement.

8.	Provident shall seek approval of the Arrangement by the holders (the "Provident Unitholders") of trust units of Provident (the "Provident Units") in the manner set forth below.

9.	Midnight shall seek approval of the Arrangement by the holders (the "Midnight Shareholders") of the common shares in the capital of Midnight (the "Midnight Shares") in the manner set forth below.

Provident Meeting

10.
Provident shall call and conduct a meeting (the "Provident Meeting") of Provident Unitholders on or about June 28, 2010.  At the Provident Meeting, Provident Unitholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix A - "Provident Arrangement Resolution" of the Information Circular (the "Provident Arrangement Resolution") and such other business described in the Information Circular and as may properly be brought before the Provident Meeting or any adjournment thereof, all as more particularly described in the Information Circular.  The Provident Meeting shall be held and conducted in accordance with the trust indenture of Provident in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Provident Meeting, this Order and any further Order of this Court.

11.
The quorum at the Provident Meeting shall be two persons present in person, each being a Provident Unitholder entitled to vote thereat or a duly appointed proxyholder or representative for a Provident Unitholder so entitled, representing in the aggregate not less than 5% of the aggregate number of outstanding Provident Units.  If a quorum is present at the opening of the Provident Meeting, the Provident Unitholders present or represented may proceed with the business of the Provident Meeting notwithstanding that a quorum is not present throughout the Provident Meeting.  If a quorum is not present at the opening of the Provident Meeting, the Provident Unitholders present or represented may adjourn the Provident Meeting to a fixed time and place but may not transact any other business.

12.
The Board of Directors of Provident Energy Ltd., on behalf of Provident, has fixed a record date for the Provident Meeting of May 10, 2010 (the "Provident Record Date").  Only Provident Unitholders whose names have been entered in the register of Provident Unitholders at the close of business on the Provident Record Date will be entitled to receive notice of the Provident Meeting and to vote at the Provident Meeting.  Each Provident Unitholder shall be entitled to one vote at the Provident Meeting in respect of the Provident Arrangement Resolution for each one Provident Unit held.

13.	The Chair of the Provident Meeting shall be the Chair of the Board of Directors of Provident Energy Ltd. or, failing him, the President and Chief Executive Officer of Provident Energy Ltd.

14.
The Secretary of the Provident Meeting shall be the Assistant Corporate Secretary of Provident, or in the Assistant Corporate Secretary's absence, a person (who need not be an officer or employee of Provident) selected for that purpose by the Chair of the Provident Meeting, provided that the Assistant Corporate Secretary shall be entitled to retain others to assist in the performance of her duties.  The Assistant Corporate Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Provident Meeting.

15.
The only persons entitled to attend and speak at the Provident Meeting shall be the Provident Unitholders or their authorized representatives, the directors and officers of Provident Energy Ltd. and Provident's auditors, representatives of Provident, the Provident Scrutineers (as defined herein) and their representatives, the Executive Director and other persons with the permission of the Chair of the Provident Meeting.

16.
The requisite approval for the Provident Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Provident Unitholders, present in person or by proxy, at the Provident Meeting.  Such approval shall be sufficient to authorize Provident to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis that is consistent with what is provided for in the Information Circular without the necessity of any further approval by the Provident Unitholders, subject only to regulatory approvals and final approval of the Arrangement by this Court.

17.	To be valid, a proxy must be deposited with Provident in the manner described in this Order.

18.	The accidental omission to give notice of the Provident Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Provident Meeting.

Midnight Meeting

19.
Midnight shall call and conduct а meeting (the "Midnight Meeting") of Midnight Shareholders on or about June 28, 2010.  At the Midnight Meeting, Midnight Shareholders will consider and vote upon а resolution to approve the Arrangement substantially in the form set forth in Appendix B - "Midnight Arrangement Resolution" of the Information Circular (the "Midnight Arrangement Resolution") and such other business described in the Information Circular and as may properly be brought before the Midnight Meeting or any adjournment thereof, all as more particularly described in the Information Circular.  The Midnight Meeting shall be held and conducted in accordance with the applicable provisions of the ABCA, the by-laws of Midnight in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Midnight Meeting, this Order and any further Order of this Court.

20.
The quorum at the Midnight Meeting shall be two persons present in person, each being a Midnight Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for а Midnight Shareholder so entitled, representing in the aggregate not less than 5% of the aggregate number of outstanding Midnight Shares.  If а quorum is present at the opening of the Midnight Meeting, the Midnight Shareholders present or represented may proceed with the business of the Midnight Meeting notwithstanding that a quorum is not present throughout the Midnight Meeting.  If a quorum is not present at the opening of the Midnight Meeting, the Midnight Shareholders present or represented may adjourn the Midnight Meeting to а fixed time and place but may not transact any other business.

21.
The Board of Directors of Midnight has fixed a record date for the Midnight Meeting of May 10, 2010 (the "Midnight Record Date").  Only Midnight Shareholders whose names have been entered in the register of Midnight Shareholders at the close of business on the Midnight Record Date will be entitled to receive notice of the Midnight Meeting and to vote at the Midnight Meeting.  Each Midnight Shareholder shall be entitled to one vote at the Midnight Meeting in respect of the Midnight Arrangement Resolution for each one Midnight Share held.

22.	The Chair of the Midnight Meeting shall be the President and Chief Executive Officer of Midnight.

23.
The Secretary of the Midnight Meeting shall be an officer of Midnight, or in the Secretary's absence, a person (who need not be an officer or employee of Midnight) selected for that purpose by the Chair of the Midnight Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties.  The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Midnight Meeting.

24.
The only persons entitled to attend and speak at the Midnight Meeting shall be the Midnight Shareholders or their authorized representatives, Midnight's directors, officers and its auditors, representatives of Midnight, the Midnight Scrutineers (as defined herein) and their representatives, the Executive Director and other persons with the permission of the Chair of the Midnight Meeting.

25.
The requisite approval for the Midnight Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Midnight Shareholders, present in person or by proxy, at the Midnight Meeting.  Such approval shall be sufficient to authorize Midnight to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis that is consistent with what is provided for in the Information Circular without the necessity of any further approval by the Midnight Shareholders, subject only to regulatory approvals and final approval of the Arrangement by this Court.

26.	To be valid, а proxy must be deposited with Midnight in the manner described in this Order.

27.	The accidental omission to give notice of the Midnight Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Midnight Meeting.

Scrutineers

28.
Subject to its agreement, the scrutineers for the Provident Meeting (the "Provident Scrutineers") shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) or such other person as determined by the board of directors of Provident Energy Ltd., on behalf of Provident.  The duties of the Provident Scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Provident Meeting.  The duties of the Provident Scrutineers shall extend to:

(a)	invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)	reporting to the Chair on the quorum of the Provident Meeting;

(c)	reporting to the Chair on any polls taken or ballots cast at the Provident Meeting; and

(d)	providing to Provident and to the Chair and Secretary of the Provident Meeting written reports on matters related to their duties.

29.
Subject to its agreement, the scrutineers for the Midnight Meeting (the "Midnight Scrutineers") shall be Valiant Trust Company (acting through its representatives for that purpose) or such other person as determined by the Midnight board of directors.  The duties of the Midnight Scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Midnight Meeting.  The duties of the Midnight Scrutineers shall extend to:

(a)	invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)	reporting to the Chair on the quorum of the Midnight Meeting;

(c)	reporting to the Chair on any polls taken or ballots cast at the Midnight Meeting; and

(d)	providing to Midnight and to the Chair and Secretary of the Midnight Meeting written reports on matters related to their duties.

Adjournments and Postponements

30.
Provident, if it deems it to be advisable, may adjourn or postpone the Provident Meeting on one or more occasions and for such period or periods of time as Provident deems advisable, without the necessity of first convening such Provident Meeting or first obtaining any vote of Provident Unitholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Provident Unitholders by one of the methods specified in this Order, as determined to be the most appropriate method of communication by the board of directors of Provident Energy Ltd. (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement).  If the Provident Meeting is adjourned or postponed in accordance with this Order, the references to the Provident Meeting in this Order shall be deemed to be the Provident Meeting as adjourned or postponed.

31.
Midnight, if it deems it to be advisable, may adjourn or postpone the Midnight Meeting on one or more occasions and for such period or periods of time as Midnight deems advisable, without the necessity of first convening such Midnight Meeting or first obtaining any vote of Midnight Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Midnight Shareholders by one of the methods specified in this Order, as determined to be the most appropriate method of communication by the board of directors of Midnight (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement).  If the Midnight Meeting is adjourned or postponed in accordance with this Order, the references to the Midnight Meeting in this Order shall be deemed to be the Midnight Meeting as adjourned or postponed.

Amendments to Plan of Arrangement

32.
Provident and Midnight are authorized to make such amendments, revisions or supplements to the Arrangement as they may determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement.  The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Provident Meeting and the Midnight Meeting and the subject of the Provident Arrangement Resolution and the Midnight Arrangement Resolution (collectively, the "Arrangement Resolutions").

Solicitation of Proxies

33.
Provident and Midnight are authorized to use the proxies enclosed with the Information Circular, subject to their ability to insert dates and other relevant information in the final forms of such proxies.  Provident and Midnight are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

Dissent Rights

34.
The registered Provident Unitholders and the registered Midnight Shareholders are, subject to the provisions of this Order and the Arrangement, accorded rights of dissent under Section 191 of the ABCA with respect to the Arrangement Resolutions.

35.	In order for a Provident Unitholder to exercise such right of dissent under Section 191 of the ABCA:

(a)
the dissenting Provident Unitholder's written objection to the Provident Arrangement Resolution must be received by Provident с/о its counsel Macleod Dixon LLP, at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4Н2, Attention: Jack McGillivray, by 5:00 p.m. (Calgary time), on June 24, 2010 or, in the case of any adjournment or postponement of the Provident Meeting, by no later than 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Provident Meeting;

(b)а dissenting Provident Unitholder shall not have voted any of his or her Provident Units at the Meeting, either by proxy or in person, in favour of the Provident Arrangement Resolution;

(c)а Provident Unitholder may not exercise the right of dissent in respect of only a portion of the holder's Provident Units but may dissent only with respect to all of the Provident Units held by the Provident Unitholder;

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Interim Order; and

(e)	a vote against the Provident Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a) above.

36.	The fair value of the Provident Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Provident Unitholders.

37.	In order for a Midnight Shareholder to exercise such right of dissent under Section 191 of the ABCA:

(a)
the dissenting Midnight Shareholder's written objection to the Midnight Arrangement Resolution must be received by Midnight с/о its counsel Burnet, Duckworth & Palmer LLP, at 1400, 350 – 7th Avenue S.W., Calgary Alberta, T2P 3N9, Attention: Chris von Vegesack, by 5:00 p.m. (Calgary time) on June 24, 2010 or, in the case of an adjournment or postponement of the Midnight Meeting, by not later than 5:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Midnight Meeting;

(b)	a dissenting Midnight Shareholder shall not have voted any of his or her Midnight Shares at the Meeting, either by proxy or in person, in favour of the Midnight Arrangement Resolution;

(c)
a Midnight Shareholder may not exercise the right of dissent in respect of only а portion of the holder's Midnight Shares but may dissent only with respect to all of the Midnight Shares held by the Midnight Shareholder;

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Interim Order; and

(e)	а vote against the Midnight Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (а) above.

38.	The fair value of the Midnight Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Midnight Shareholders.

39.
Subject to further order of this Court, the rights available to the Provident Unitholders and the Midnight Shareholders under the ABCA and the Arrangement to dissent from the Provident Arrangement Resolution and the Midnight Arrangement Resolution, respectively, shall constitute full and sufficient rights of dissent for the Provident Unitholders and the Midnight Shareholders with respect to the Provident Arrangement Resolution and the Midnight Arrangement Resolution, respectively.

40.
Notice to the Provident Unitholders and the Midnight Shareholders of their right of dissent with respect to the Provident Arrangement Resolution and the Midnight Arrangement Resolution, respectively, and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their securities shall be given by including information with respect to this right in the Information Circular to be sent to the Provident Unitholders and the Midnight Shareholders in accordance with paragraph 36 of this Order.

Notice

41.
An Information Circular, substantially in the form attached as Exhibit "A" to the Affidavits with amendments thereto as Provident or its counsel or Midnight or its counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with any other communications or documents determined by Provident and Midnight to be necessary or advisable, shall be sent those Provident Unitholders and those Midnight Shareholders, respectively, who were holders of record as of the Provident Record Date or Midnight Record Date, as applicable, the directors of Provident Energy Ltd., the directors of Midnight, the auditors of Provident, the auditors of Midnight, and the Executive Director by one or more of the following methods:

(a)
in the case of registered Provident Unitholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Provident as of the Provident Record Date not later than 21 days prior to the Provident Meeting;

(b)
in the case of registered Midnight Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Midnight as of the Midnight Record Date not later than 21 days prior to the Midnight Meeting;

(c)
in the case of non-registered securityholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of а Reporting Issuer ("NI 54-101") at least four Business Days prior to the 21st day prior to the date of the Meetings;

(d)
in the case of the directors of Provident, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Provident Meeting;

(e)
in the case of the directors of Midnight, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Midnight Meeting;

(f)
in the case of the auditors of Provident, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Provident Meeting;

(g)
in the case of the auditors of Midnight, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Midnight Meeting;

(h)
in the case of the Executive Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Executive Director not later than 21 days prior to the date of the Midnight Meeting and not later than 21 days prior to the date of the Provident Meeting; and

(i)
the provincial and territorial securities commissions in Canada, the United States Securities and Exchange Commission, the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada and the Electronic Data Gathering, Analysis, and Retrieval System in the United States at least 21 days prior to the date of the Meetings;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meetings.

42.	The Information Circular and related materials shall be deemed to have been received:

(a)	in the case of mailing, three days after the delivery thereof to the post office;

(b)
in the case of delivery in person, upon receipt thereof at the intended recipient's address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c)	in the case of delivery by facsimile, at the time the transmission is complete;

(d)	in the case of distribution by electronic transmission, upon the sending thereof;

(e)	in the case of press release, at the time of dissemination of the press release; and

(f)	in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

In all such cases leave is granted for service outside Alberta to the extent such leave is required.

43.
Delivery of the Information Circular and related materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Provident Unitholders and the Midnight Shareholders, the directors and auditors of Provident, the directors and auditors of Midnight and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notices of the Meetings; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Provident and Midnight may consider fit.

Deposit of Proxies

44.
Proxies, properly executed and completed in accordance with the instructions thereon, must be deposited with the Provident Scrutineers at the offices of the Provident Scrutineers designated in the Notice of Meeting, or with persons appointed by the Scrutineers for that purpose, by 9:00 a.m. (Calgary time) on June 24, 2010, or by 9:00 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Provident Meeting.

45.	The Chair of the Provident Meeting is authorized to, but need not, accept late proxies.

46.
Proxies, properly executed and completed in accordance with the instructions thereon, must be deposited with the Midnight Scrutineers at the offices of the Midnight Scrutineers designated in the Notice of Meeting, or with persons appointed by the Scrutineers for that purpose, by 10:30 a.m. (Calgary time) on June 24, 2010, or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting.

47.	The Chair of the Midnight Meeting is authorized to, but need not, accept late proxies.

Revocation of Proxies

48.
Proxies given by Provident Unitholders for use at the Provident Meeting may be revoked.  А Provident Unitholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the Provident Unitholder or by his or her attorney authorized in writing, or if the Provident Unitholder is a corporation by an officer or attorney of the corporation duly authorized:

(a)
at the offices of Computershare Trust Company of Canada not later than 9:00 a.m.  (Calgary time) on June 24, 2010, or by 9:00 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Provident Meeting; or

(b)	with the Chair of the Provident Meeting on the day of the Provident Meeting or adjournment(s) thereof.

49.
Proxies given by Midnight Shareholders for use at the Midnight Meeting may be revoked.  А Midnight Shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the Midnight Shareholder or by his or her attorney authorized in writing, or if the Midnight Shareholder is a corporation by an officer or attorney of the corporation duly authorized:

(a)
at the offices of Valiant Trust Company not later than 10:30 a.m. (Calgary time) on June 24, 2010, or by 10:30 a.m. (Calgary time) on the second Business Day prior to the date of any adjournment of the Midnight Meeting; or

(b)	with the Chair of the Midnight Meeting on the day of the Midnight Meeting or adjournment(s) thereof.

50.	The Chair of the Provident Meeting and the Chair of the Midnight Meeting shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)	has been properly executed;

(b)	has been properly delivered;

(c)	is genuine; and/or

(d)	indicates the intention of the securityholder submitting the same.

51.	Any ruling of the Chair of the Provident Meeting and any ruling of the Chair of the Midnight Meeting shall be final and determinative, provided that:

(a)	the Chair of the Provident Meeting shall be required to report to Provident the ruling thereon,

(b)	the Chair of the Midnight Meeting shall be required to report to Midnight the ruling thereon; and

(c)	any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this matter.

52.
The Chair of the Provident Meeting may waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that (s)he instructs the Scrutineers prior to the last time at which any proxy or revocation is to be used.

53.
The Chair of the Midnight Meeting may waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that (s)he instructs the Scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

54.
Subject to further Order of this Court and provided that the Provident Unitholders and the Midnight Shareholders have approved the Arrangement in the manner directed by this Court and the directors of Provident Energy Ltd. and the directors of Midnight have not revoked that approval, Provident and Midnight may proceed with an application for approval of the Arrangement and the Final Order on June 29, 2010 at 1:15 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.  Subject to the Final Order, all Provident Unitholders, Midnight Shareholders, Provident, Midnight and all other persons will be bound by the Arrangement in accordance with its terms.

55.
Any Provident Unitholder, Midnight Shareholder or any other interested party (other than Provident or Midnight) (together, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Provident or Midnight on or before noon (Calgary time) on June 22, 2010, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of such Interested Party's position and any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on Provident shall be effected by service upon the solicitors for Provident, Macleod Dixon LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, Т2Р 4Н2, Attention: Jack McGillivray.  Service of this notice on Midnight shall be effected by service upon the solicitors for Midnight, Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W., Calgary Alberta, T2P 3N9, Attention: Chris von Vegesack.

56.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 50 of this Order shall have notice of the adjourned date.

Leave to Vary Interim Order

57.	Provident and Midnight are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

58.
To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the Provident Units or the Midnight Shares or to which the Provident Units or the Midnight Shares are collateral, or to the trust indenture of Provident or to the articles and/or by-laws of Midnight, this Order shall govern.

"B.E.C. Romaine"
J.C.Q.B.A.
ENTERED at Calgary, Alberta,
May 10, 2010

"K.Mcausland"
CLERK OF THE COURT

Action No.:1001-06570

IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving Provident Energy Trust, certain wholly-owned subsidiaries of Provident Energy Trust, Midnight Oil Exploration Ltd., the trust unitholders of Provident Energy Trust and the shareholders of Midnight Oil Exploration Ltd.

INTERIM ORDER

Macleod Dixon LLP
Barristers & Solicitors
3700, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: Roger F. Smith
Telephone: (403) 267-9409
Fax: (403) 264-5973
File No. 267274

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Chris von Vegesack
Telephone: (403) 260-0121
Fax: (403) 260-0332
File No. 060949\0039

APPENDIX D

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Pursuant to Section 2.20 of National Instrument 54-101 -
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the "Instrument")

I, Mark Walker, Senior Vice President Finance and Chief Financial Officer of Provident Energy Ltd., ("Provident"), hereby certify for and on behalf of Provident on behalf of Provident Energy Trust (the "Trust") in my capacity as an officer of Provident and not in my personal capacity, that:

1.
The Trust has arranged to have its proxy-related materials for the special meeting of unitholders of the Trust to be held on June 28, 2010 (the "Meeting") sent, in compliance with the Instrument, to all beneficial owners of trust units of the Trust, at least 21 days before the date fixed for the Meeting.

2.	The Trust has arranged to have carried out all of the requirements of the Instrument, in addition to those described in subparagraph 1 above.

3.	The Trust is relying upon section 2.20 of the Instrument to abridge the timing requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.

DATED this 10th day of May, 2010.

PROVIDENT ENERGY TRUST
by Provident Energy Ltd.

Per: (Signed) Mark Walker
Senior Vice President Finance and Chief
Financial Officer

PROVIDENT ENERGY TRUST

Computershare

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on June 28, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 a.m., Mountain Time, on Thursday, June 24, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

23AP10094.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) ("Provident Unitholders") of trust units ("Provident Units") of Provident Energy Trust ("Provident") hereby appoint: Douglas Haughey of Calgary, Alberta, or failing him, Lynn M. Rannelli of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Provident Unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of Provident Units (the "Provident Meeting") to be held at the Livingston Club Conference Centre, 222 - 3rd Ave S.W., Calgary, Alberta T2P 0B4 on Monday, June 28, 2010 at 9:00 am and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 9 2 6 0 5 A R 0 P V U Q